      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 2001

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 GOTO.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        95-4652060
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                     74 NORTH PASADENA AVENUE, THIRD FLOOR
                               PASADENA, CA 91103
                                 (626) 685-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   TED MEISEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     74 NORTH PASADENA AVENUE, THIRD FLOOR
                               PASADENA, CA 91103
                                 (626) 685-5600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                MARTIN W. KORMAN                              DAVID J. JOHNSON, JR.
                 NORA L. GIBSON                                   MASOOD SOHAILI
        WILSON SONSINI GOODRICH & ROSATI                      O'MELVENY & MYERS LLP
            PROFESSIONAL CORPORATION                          400 SOUTH HOPE STREET
               650 PAGE MILL ROAD                         LOS ANGELES, CALIFORNIA 90071
          PALO ALTO, CALIFORNIA 94304                             (213) 430-6000
                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
      TITLE OF EACH CLASS                                PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
         OF SECURITIES               AMOUNT TO BE         OFFERING PRICE      AGGREGATE OFFERING      REGISTRATION
       TO BE REGISTERED             REGISTERED(1)          PER SHARE(2)            PRICE(2)                FEE
----------------------------------------------------------------------------------------------------------------------
Common stock, $0.0001 par
  value........................    8,625,000 shares          $21.825             $188,240,625            $47,061
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes 1,125,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on May 31, 2001.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 6, 2001

                                7,500,000 Shares

                                [GOTO.COM LOGO]

                                  Common Stock
                               ------------------

     GoTo.com, Inc. is selling 2,500,000 shares of common stock and the selling stockholder, Bill Gross' idealab!, is selling 5,000,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

     Our common stock is listed on The Nasdaq National Market under the symbol "GOTO." The last reported sale price for our common stock on June 5, 2001 was $26.64 per share.

     The underwriters have an option to purchase a maximum of 1,125,000
additional shares,      of which will be offered by us and           of which
will be offered by the selling stockholder, to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 4.

                                                                        UNDERWRITING                    PROCEEDS TO
                                                          PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                                           PUBLIC       COMMISSIONS         GOTO        STOCKHOLDER
                                                       --------------  --------------  --------------  --------------
Per Share............................................        $               $               $               $
Total................................................        $               $               $               $

     Delivery of the shares of common stock will be made on or about
            , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                         SALOMON SMITH BARNEY
                                               U.S. BANCORP PIPER JAFFRAY

               The date of this prospectus is             , 2001.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................     1
RISK FACTORS..........................     4
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................    16
USE OF PROCEEDS.......................    17
DIVIDEND POLICY.......................    17
PRICE RANGE OF COMMON STOCK...........    17
CAPITALIZATION........................    18
DILUTION..............................    19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................    20
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................    22

                                        PAGE
                                        ----
BUSINESS..............................    34
MANAGEMENT............................    45
PRINCIPAL AND SELLING STOCKHOLDERS....    48
DESCRIPTION OF CAPITAL STOCK..........    51
UNDERWRITING..........................    53
NOTICE TO CANADIAN RESIDENTS..........    56
LEGAL MATTERS.........................    57
EXPERTS...............................    57
WHERE YOU CAN FIND MORE INFORMATION...    57
INCORPORATION OF CERTAIN INFORMATION
  BY REFERENCE........................    58
INDEX TO FINANCIAL STATEMENTS.........   F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors."

                                 GOTO.COM, INC.

     GoTo is the leader in Pay-For-Performance search on the Internet. We introduce consumers and businesses that search the Internet to advertisers who bid for placement in our search results, which are ranked by the advertisers' bid price. Advertisers pay us only when consumers and businesses click through to the advertisers' search listings, so we refer to our service as Pay-For-Performance search. We provide consumers and businesses with relevant search results by charging advertisers for each paid introduction, or clickthrough, and by requiring advertisers to bid only on keywords that are relevant to their offering. We distribute our search results to consumers and businesses through our affiliates, a network of portals, Web browsers, Internet service providers and other Web properties, as well as through our own Web site. We believe our service offers advertisers a highly targeted, controllable and cost-effective marketing solution and provides affiliates with incremental revenue and a relevant search service.

     For the three months ended March 31, 2001, we generated approximately $52 million in revenue by delivering approximately 314 million paid introductions to over 42,000 advertisers. We seek to increase revenue by growing our number of advertisers, attracting more spending per advertiser and enhancing our affiliate network. We believe that our Pay-For-Performance search efficiently aligns the interests of consumers, advertisers and affiliates to encourage increased participation from each constituency and drive our growth.

     According to a January 2001 Forrester Research report, digital marketing spending is projected to increase from $6.2 billion in 1999 to $62.6 billion in 2005. Within this market, a dramatic shift favoring performance marketing is taking place. According to Forrester Research, spending on digital marketing with performance criteria is expected to account for 70% of total digital marketing spending in 2005, up from 33% in 1999, as advertisers become increasingly focused on cost-effectiveness. As the leading provider of online performance-based marketing services, we believe we have benefited and will continue to benefit from these trends. In the first quarter of 2001, we achieved average spending per advertiser of $1,277, a 14% increase over the fourth quarter of 2000 and an 83% increase over the first quarter of 2000.

                               ------------------

     Our principal executive offices are located at 74 North Pasadena Avenue, Third Floor, Pasadena, California 91103. Our telephone number is (626) 685-5600.

                                  THE OFFERING

Common stock offered by GoTo.................  2,500,000 shares
Common stock offered by Bill Gross'
  idealab!...................................  5,000,000 shares
Common stock to be outstanding after this
  offering...................................  55,379,473 shares
Use of proceeds to GoTo......................  For working capital and general corporate purposes, including the expansion of our
                                               international operations and product
                                               development. We will not receive any proceeds
                                               from the sale of shares by the selling
                                               stockholder.
Nasdaq National Market symbol................  GOTO

     GoTo intends to change its corporate name and Nasdaq National Market symbol by September 15, 2001.

     Shares outstanding after this offering is based on shares outstanding as of April 30, 2001. Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters' option to purchase 1,125,000 additional
shares,        of which will be offered by us and        of which will be
offered by Bill Gross' idealab!. The above table excludes, as of April 30, 2001:

     - 12,642,905 shares of common stock reserved for issuance under our stock option plans, of which 8,063,932 shares are subject to outstanding options, with a weighted average exercise price of $21.46 per share, and

     - 3,201,783 shares of common stock reserved for issuance under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                    DECEMBER 31,                 MARCH 31, 2001
                                            -----------------------------   -------------------------
                                             1998       1999       2000      ACTUAL    AS ADJUSTED(A)
                                            -------   --------   --------   --------   --------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, short-term
  investments and long-term investments,
  excluding restricted investments........  $16,357   $110,255   $ 54,973   $ 53,272
Working capital...........................   15,215     95,165     52,956     41,311
Total assets..............................   19,969    129,512    121,413    123,252
Long-term capital lease obligations.......      183        768         78         13
Total stockholders' equity................  $16,397   $112,774   $ 88,095   $ 82,644

---------------

(a) The balance sheet as adjusted numbers give effect to our receipt of the net proceeds from our sale of 2,500,000 shares of common stock in this offering
    at an assumed public offering price of $       per share, after deducting
    underwriting discounts and commissions and estimated offering expenses payable by us.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                                  (CONTINUED)

                                                                                                 THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,             MARCH 31,
                                                              -------------------------------   ---------------------
                                                                1998       1999       2000        2000        2001
                                                              --------   --------   ---------   ---------   ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $    822   $ 26,809   $ 103,052   $  17,215   $  51,959
Gross profit (loss).........................................      (607)    20,596      89,943      14,610      47,246
Loss from operations........................................   (14,338)   (33,604)   (485,688)    (32,101)     (7,646)
Net loss....................................................   (14,023)   (29,262)   (458,621)    (30,509)     (6,699)
Adjusted net loss(a)(b)(c)..................................   (14,023)   (29,788)    (47,718)     (9,005)     (6,382)
Pro forma net loss per share(d).............................  $  (0.75)  $  (0.77)  $   (9.54)  $   (0.67)  $   (0.13)
Adjusted pro forma net loss per share(a)(b)(c)(e)...........     (0.75)     (0.78)      (0.99)      (0.20)      (0.13)

                                                               FOR THE THREE MONTHS ENDED
                                       --------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                         1999        1999         1999            1999         2000        2000
                                       ---------   --------   -------------   ------------   ---------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

 Revenue.............................   $ 1,451    $ 3,632       $ 8,428        $13,298      $ 17,215    $ 21,011

 Gross profit........................       494      2,287         6,488         11,327        14,610      18,198

 Loss from operations................    (7,492)    (7,962)       (9,227)        (8,923)      (32,101)    (43,339)

 Net loss............................   $(7,360)   $(7,040)      $(7,622)       $(7,240)     $(30,509)   $(20,316)

 Adjusted net loss (a)(b)(c).........   $(7,360)   $(7,566)      $(7,622)       $(7,240)     $ (9,005)   $(11,238)

 Pro forma net loss per share(d).....   $ (0.24)   $ (0.20)      $ (0.18)       $ (0.17)     $  (0.67)   $  (0.42)

 Adjusted pro forma net loss per
   share(a)(b)(c)(e).................   $ (0.24)   $ (0.21)      $ (0.18)       $ (0.17)     $  (0.20)   $  (0.23)

                                              FOR THE THREE MONTHS ENDED
                                       -----------------------------------------
                                       SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                           2000            2000          2001
                                       -------------   -------------   ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Revenue.............................    $ 25,050        $  39,776     $ 51,959
 Gross profit........................      21,740           35,395       47,246
 Loss from operations................     (47,703)        (362,545)      (7,646)
 Net loss............................    $(46,103)       $(361,693)    $ (6,699)
 Adjusted net loss (a)(b)(c).........    $(10,702)       $ (16,773)    $ (6,382)
 Pro forma net loss per share(d).....    $  (0.94)       $   (7.27)    $  (0.13)
 Adjusted pro forma net loss per
   share(a)(b)(c)(e).................    $  (0.22)       $   (0.34)    $  (0.13)

---------------

(a) Excludes acquisition-related costs including write-off of acquired in-process research and development, amortization of intangible assets and impairment of intangible assets. For more information, see "Selected Consolidated Financial Data."

(b) The adjusted net loss and the adjusted pro forma net loss per share are being provided because we believe it to be a meaningful measure of performance. You should not consider this information a better measure of performance than information required under Generally Accepted Accounting Principles in the United States.

(c) Excludes other income of $21.5 million resulting from the May 2000 settlement of GoTo's trademark infringement lawsuit against The Walt Disney Company in the year ended December 31, 2000 and $526,000 received in settlement of the early termination of a distribution agreement in the year ended December 31, 1999.

(d) The pro forma net loss per share is the net loss divided by the weighted average shares (with the assumed conversion of preferred stock outstanding prior to our initial public offering into common stock for the years ended December 31, 1998 and 1999).

(e) The adjusted pro forma net loss per share is the adjusted net loss divided by the weighted average shares (with the assumed conversion of preferred stock outstanding prior to our initial public offering into common stock for the years ended December 31, 1998 and 1999).

                                  RISK FACTORS

     You should carefully consider the risks described below and incorporated herein by reference before buying shares in this offering. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. If this happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY, SO WE CANNOT BE SURE THAT WE WILL BE SUCCESSFUL IN IMPLEMENTING OUR BUSINESS STRATEGY

     GoTo was founded in September 1997, officially launched its service in June 1998, and has a limited operating history. An investor in our common stock must consider the risks and difficulties frequently encountered by companies in new and rapidly evolving markets. These risks include our:

     - complete dependence on online advertising and consumer search services with only limited market acceptance;

     - need to continually develop and upgrade our infrastructure, including internal controls, transaction processing systems, data storage and retrieval systems and Web site;

     - reliance on affiliates to direct consumers and businesses to our service to conduct searches;

     - need to manage changing operations; and

     - dependence upon and need to hire and retain key personnel.

     The GoTo service may not retain its existing, or attract new, advertisers, consumers and businesses, and affiliates, which are Web sites that include GoTo's Pay-For-Performance search services on their sites or that direct consumer traffic to the GoTo Web site. GoTo may not achieve additional revenues or improve operating margins in future periods. GoTo's services may not continue to achieve commercial acceptance and, if they do not, our business, operating results and financial condition may be materially and adversely affected.

BECAUSE WE EXPECT TO CONTINUE TO INCUR NET LOSSES, THE PRICE OF OUR STOCK MAY DECLINE, AND WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY

     We incurred a net loss of approximately $30.5 million and $6.7 million for the three months ended March 31, 2000 and 2001, respectively, and as of March 31, 2001, we had an accumulated deficit of approximately $508.7 million.

     Our limited operating history makes it difficult to forecast our future operating results. We cannot be certain that revenue growth will continue. We expect to continue to increase our marketing, sales and service and general and administrative expenses. As a result, we will need to generate significant additional revenue to achieve profitability and, in the absence of significant additional revenue, we may need to raise additional funds. If we do achieve profitability, we may not sustain or increase profitability.

OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS BECAUSE OF MANY FACTORS, AND ANY OF THESE COULD ADVERSELY AFFECT OUR STOCK PRICE

     We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that, in some future quarter, our operating results may be below the expectations of public market analysts and investors and, as a result of these or other factors, the price of our common stock may fall and/or significantly fluctuate. Our operating results have varied widely in the past, and we expect that they will continue to vary widely from quarter to quarter due to a number of factors, including:

     - demand for our services by advertisers, consumers and businesses, including the number of searches performed by consumers and businesses and the rate at which they click through to paid search results;

     - prices paid by advertisers using the GoTo services, which are not determined by GoTo;

     - our costs of attracting consumers and businesses to use GoTo's services, including costs of exposure on affiliate Web sites;

     - decrease in traffic from our affiliates for any reason, including loss of our agreements with affiliates or demand for the services of affiliates;

     - costs related to agreements with affiliates;

     - ability to protect our business model from competitors;

     - the percentage of GoTo's search listings that are bidded listings;

     - our ability to significantly increase our affiliate programs;

     - seasonal fluctuations in the use of our service, typical of our industry, in which online traffic has typically been lower in the second and third quarters of the calendar year;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

     - costs and delays in introducing any new GoTo services and improvements to existing services;

     - our ability to successfully introduce new products or services;

     - changes in the growth rate of Internet usage and acceptance by consumers of e-commerce;

     - technical difficulties, system failures or Internet downtime;

     - government regulations related to the Internet;

     - our ability to upgrade and develop our information technology systems and infrastructure;

     - costs related to any acquisitions of technologies or businesses; and

     - general economic conditions, as well as those specific to the Internet and related industries.

     As a result of our limited operating history, it is difficult to accurately forecast our revenue, and we have limited meaningful historical financial data upon which to base planned operating expenses. We plan to significantly increase our operating expenses to expand our marketing and sales operations and broaden our customer support capabilities. We base our current and future expense levels on our operating plans and estimates of future revenue. Other than a portion of our affiliate costs, our expenses are relatively fixed. Revenue and operating results are difficult to forecast because they generally depend upon the volume of the searches conducted on our service, the amounts bid by advertisers for search listings on the service and the number of advertisers that bid on the service, each of which we cannot control directly. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. We also may be unable to increase our spending and expand our operations in a timely manner to adequately meet user demand, to the extent such demand exceeds our expectations.

WE DEPEND ON A LIMITED NUMBER OF SOURCES TO DIRECT CONSUMERS AND BUSINESSES TO OUR SERVICE TO CONDUCT SEARCHES

     The consumers and businesses who conduct searches on our service come primarily from a limited number of sources. Our sources for consumers and businesses conducting searches are members of our affiliate network, including portals, such as AltaVista Company, America Online, Inc. (AOL), Terra Lycos, S.A. and The Walt Disney Company (operator of go.com), providers of Internet browsers such as Microsoft Internet Explorer and Netscape's browser product, aggregators of search offerings of various providers, Internet Service Providers
(ISPs), such as Earthlink, Inc., and from GoTo's Web site. In any given month, we typically depend upon one or a few of these sources for a significant amount of traffic and searches conducted on our service. Revenue is generated from clickthroughs that users make on advertisers' listings, and the more traffic from any given source, the greater number of clickthroughs we will generate. For the three months ended March 31, 2001, approximately 95% of all of GoTo's traffic came from our affiliates. Of GoTo's total traffic, for the three months ended March 31, 2001, approximately 40% came from two portals, AOL and Terra Lycos, and two browsers, Microsoft's Internet Explorer and Netscape's browser product, approximately 55% came from other affiliates, and approximately 5% came directly to the GoTo Web site. Our Netscape Premier Provider agreement expires on June 30, 2001. We depend on each of our portal and browser affiliates and the loss of any of these affiliates could harm our revenues and business.

     The amount of traffic from each of our affiliates has varied, and we expect it will continue to vary, from quarter to quarter, sometimes significantly, and in any single quarter we have been and could continue to be significantly dependent on traffic from a single or limited number of portal or browser affiliates. If we are unable to replace traffic from any portal or browser affiliate after expiration of our contract with it, particularly if we are significantly dependent on that affiliate at the time, it would seriously harm our business, financial condition and results of operations. GoTo's agreements with our affiliates vary in initial duration from three months to three years, and depending on the agreement, may be terminable upon the occurrence of certain events, including for our failure to meet certain service levels, for general breaches of agreement terms, for changes in control or in some instances, at will. We may not be successful in renewing any of these agreements, or if they are renewed, any new agreement may not be on as favorable terms. In addition, we may not be successful in entering into distribution agreements with new affiliates on commercially acceptable terms. For more information on the terms of our contracts with our affiliates, see "Business -- Marketing, Sales and Service."

OUR SUCCESS IS DEPENDENT UPON FURTHER DEVELOPING AND MAINTAINING THE AFFILIATE NETWORK

     We believe that our success in penetrating our target markets depends in part on our ability to further develop and maintain relationships with affiliates, which provide their users with GoTo services on their sites or direct their traffic to our Web site. We believe these relationships are important to facilitate broad market acceptance of our services and enhance our sales. Our ability to attract consumers to our services is dependent upon the growth of our affiliate network, which is new and unproven. Our success depends in part on the success of our affiliates and our relationships with our affiliates. In addition, our affiliates may not regard us as significant for their own businesses. Therefore, they could reduce their commitment to us or terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our services. If we are unable to successfully develop and maintain relationships with affiliates, our business, operating results and financial condition may be materially and adversely affected.

OUR SUCCESS DEPENDS UPON ACHIEVING A LARGE AND ACTIVE BASE OF ADVERTISERS, CONSUMERS AND BUSINESSES

     Our ability to increase the volume of transactions on our service and the amounts bid by our advertisers is dependent upon achieving market acceptance by having more advertisers, consumers and businesses using our services. Most potential advertisers have only limited experience advertising on the

Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Advertising through priority placement on our services in particular has been introduced only recently, and we cannot predict the level of its acceptance as an advertising medium. Our services may not achieve significant acceptance by consumers and businesses. Among other things, because our services prioritize search results based on advertising bids associated with keywords rather than on algorithmic or other traditional search and retrieval technologies, consumers and businesses may not use our service because they perceive our results to be less objective than those provided by traditional search methods. Failure to achieve and maintain a large and active base of advertisers and of consumers and businesses could have a material adverse effect on our business, operating results and financial condition.

A SIGNIFICANT PORTION OF OUR REVENUE IS CONCENTRATED AMONG A LIMITED NUMBER OF ADVERTISERS

     If our major advertisers were to substantially cut back their advertising or stop using our services, our business would be seriously harmed. Although no one advertiser accounts for a material portion of our revenue during any given period, a majority of our total revenue is derived from a small proportion of our advertisers. We believe that a substantial amount of revenue from advertising sales in any given future period may come from a relatively small number of advertisers. We do not have formal contractual relationships with many of our advertisers, and when we do have contracts, all are terminable at any time by the advertiser. As a result, our advertisers are not obligated to purchase advertising from us in the future.

OUR INABILITY TO CONTINUE TO GROW AND MAINTAIN OUR ADVERTISER, CONSUMER AND BUSINESS, AND AFFILIATE CONSTITUENCIES COULD ADVERSELY AFFECT OUR REVENUES AND BUSINESS

     Our growth depends, in part, on the maintenance of a critical mass of advertisers, consumers and businesses, and affiliates, and the continued growth of these constituencies, which encourages increased participation by each of the constituencies. To the extent that we experience a decline in the growth or number of any one constituency, the value of our service to one or more of our other constituencies could be harmed, and our revenues or business could be adversely affected. A continued decline could seriously harm our revenues and business.

FUTURE SALES OF OUR COMMON STOCK BY OUR STOCKHOLDERS MAY DEPRESS OUR STOCK PRICE

     If our stockholders sell substantial amounts of common stock in the public market, including shares issued upon the exercise of outstanding options, the market price of our common stock could fall. Our common stock began trading on the Nasdaq National Market on June 18, 1999. After this offering, we will have outstanding 55,379,473 shares of common stock, based upon shares outstanding as of April 30, 2001 and including the 2,500,000 shares offered by us hereby. Of these shares, 41,982,268 shares will be eligible for immediate resale in the public market, including an aggregate of up to 503,515 shares owned by our officers and directors, which are permitted to be sold immediately after the offering as an exception to the lock-up agreements entered into with the underwriters. Furthermore, 90 days after this offering, after expiration of the lock-up agreements, our executive officers and directors will be able to sell an additional 4,813,633 shares of our common stock and the selling stockholder, Bill Gross' idealab!, will be entitled to sell an additional 8,533,572 shares of common stock. Credit Suisse First Boston Corporation may also, in its sole discretion, permit our executive officers and directors and the selling stockholder to sell prior to the expiration of the lock-up agreements. If a material amount of these shares are sold when they become available for resale, the market price of our common stock may decline.

     With respect to the shares available for sale by the selling stockholder, Bill Gross' idealab! has notified us of, and notified us of its intent to file an amendment to its Schedule 13D to state, the following:

"By participating in the registered offering, idealab! believes that it will be able to continue to comply with the terms of an order received under section 3(b)2 of the Investment Company Act of 1940, as amended (the "1940 Act"), declaring that idealab! is not an investment company. The Reporting Persons [(Bill Gross' idealab!, idealab! Holdings, L.L.C. and Bill Gross)] have executed lock-up agreements with the underwriters for the offering in which the Reporting Persons have agreed not to sell securities of the Company [(GoTo)] until ninety days following the offering. Based on recent trading prices of Company stock and based on the current value of idealab!'s other assets, idealab! believes that following the offering, it will continue to be in compliance with the terms of its order. idealab! currently anticipates that during the six to nine month period following expiration of the lock-up agreement with the underwriters, it will sell in market transactions up to two million shares of Common Stock, subject to market conditions. Given the Reporting Persons' current relationship with the Company, idealab! further anticipates that any sales in market transactions would be made in accordance with a plan under Rule 10b5-1 under the Securities Exchange Act of 1934.

Subject to its lock-up agreement with the underwriters and depending on changes in the trading price of Company stock and the value of idealab!'s other assets following the offering, idealab! may make additional sales in order to continue to satisfy the representations made in connection with the order. idealab! currently anticipates that any sales of Common Stock will be made in market transactions pursuant to Rule 144, subject to the volume limitations thereof. However, in the future idealab! may effect such sales through private transactions or a registered offering.

Subject to the foregoing, the Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions or through registered offerings, depending upon the Reporting Persons' evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions, stock market conditions, and idealab!'s business and strategic objectives."

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE
EFFECTIVELY

     GoTo competes with online services, other Web sites and advertising networks such as DoubleClick Inc. and 24/7 Media, Inc., as well as traditional offline media such as television, radio and print, for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently substantially increased. Accordingly, GoTo may face increased pricing pressure for the sale of advertisements and direct marketing opportunities, which could have a material adverse effect on our business, operating results and financial condition.

     GoTo also competes with providers of Web directories, search, and information services, all of which offer services competitive to GoTo, including, among others, AltaVista, Ask Jeeves, Inc., CNET, Inc., Excite@Home, Inc. (including WebCrawler and Magellan), Google, Inc., Inktomi Corporation, LookSmart, Ltd., Microsoft Corporation (LinkExchange, Inc. and msn.com), Terra Lycos (including HotBot) and Yahoo!, Inc. In addition, FindWhat.com, Inc. and PRIMEDIA, through its About.com Sprinks product, each offer a pay-per-click advertising service. There are also other companies that offer directly competing services. We have affiliate arrangements with companies that may be considered potential competitors.

     Many of these competitors, as well as potential entrants into our market, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially greater resources to promotion and Web site and systems development than we can. In addition, as the use of the Internet and other online services increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of Web directories, search and information services or advertising solutions, and existing providers of Web directories, search and information services or advertising solutions may continue to consolidate. In addition, providers of Internet browsers and other Internet products and services who are affiliated with providers of Web directories and information services in competition with the GoTo service may more tightly integrate these affiliated offerings into their browsers or other products or services. Any of these trends would increase the competition we face and could have a material adverse effect on our business, operating results and financial condition.

WE ARE DEPENDENT UPON MAINTAINING AND EXPANDING OUR COMPUTER AND COMMUNICATIONS SYSTEMS

     Our failure to achieve or maintain high capacity data transmission without system downtime and to achieve improvements to our transaction processing systems, network infrastructure and accounting systems could have a material adverse effect on our business, operating results and financial condition. Our transaction processing systems are currently operating at a high capacity. Should we add a significant amount of traffic in a short period of time, our network infrastructure could be insufficient to support our growth, and we could potentially experience system failures, which could harm our revenues, and incur significant expenses to add capacity. We have experienced occasional systems interruptions and infrastructure failures, which we believe could occur from time to time.

WE FACE THE RISKS OF SYSTEM FAILURES

     We currently do not have a comprehensive disaster recovery plan in effect and do not have fully redundant systems for our services at an alternate site. A disaster such as fire, flood, earthquake, power loss, telecommunications failure, break-in, sabotage or a similar event could severely damage our business and results of operations, because our services could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems, which are located in Pasadena, California and at four offsite locations. These offsite locations are managed by third parties in California, Virginia and Ireland.

     Any system failure, including network or hardware failure, that causes an interruption in our service or our affiliates' service or the security of any other internet provider or a decrease in responsiveness could result in reduced traffic and reduced revenue. Although we believe that our current back-up methods are adequate, the back-up servers could fail or cause interruptions in our service.

     California sites exist on or near known earthquake fault zones. The occurrence of a natural disaster or unanticipated problems at our principal headquarters or at a third-party facility could cause interruptions or delays in our business, limited loss of data or could render us unable to provide some services. In addition, failure by the third-party facility to provide the data communications capacity required by us, as a result of human error, natural disaster or other operational disruptions, could cause interruptions in our service. The occurrence of any or all of these events could adversely affect our reputation, brand and business, which could have a material adverse effect on our business, operating results and financial condition.

CONTINUED ADOPTION OF THE INTERNET AS A METHOD OF CONDUCTING BUSINESS IS NECESSARY FOR OUR FUTURE GROWTH

     The failure of the Internet to continue to develop as a commercial and business medium could have a material adverse effect on our business, operating results and financial condition. The widespread acceptance and adoption of the Internet by traditional businesses for conducting business and exchanging information is likely only if the Internet provides these businesses with greater efficiencies and improvements.

FAILURE TO EXPAND INTERNET INFRASTRUCTURE COULD LIMIT OUR FUTURE GROWTH

     The growth in Internet traffic has caused frequent periods of decreased performance, and if Internet usage continues to grow rapidly, the Internet's infrastructure may not be able to support these demands, and its performance and reliability may decline. Consequently, the emergence and growth of the market for our services depend upon improvements being made to the entire Internet, as well as to the individual networking infrastructures of our advertisers, consumers and businesses, and affiliates to alleviate overloading and congestion.

INCREASED SECURITY RISKS OF ONLINE COMMERCE MAY DETER FUTURE USE OF OUR SERVICES

     Concerns over the security of transactions conducted on the Internet and the privacy of consumers may also inhibit the growth of the Internet and other online services generally, and online commerce in particular. Our failure to prevent security breaches could significantly harm our business and results of operations. Anyone who is able to circumvent our security measures could misappropriate proprietary information, cause interruptions in our operations or damage our brand and reputation. We do not believe that our data repositories, financial systems and other technology resources are completely secure from security breaches or sabotage, and we occasionally experience attempts at "hacking" or security breaches. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which would adversely affect the business of our advertisers and, accordingly, our business.

WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR OPERATIONS, AND CALIFORNIA'S CURRENT ENERGY CRISIS COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES

     California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout California. Our computer systems are supplied primary power by the local power company. In addition, the systems are connected to battery backup and diesel generators. These alternative sources of power are provided by our hosting provider and are subject to their upkeep and maintenance. Our current insurance does not provide coverage for any damages our customers or we may suffer as a result of any interruption in our power supply. If blackouts interrupt our third-party power supply, we would be temporarily unable to continue operations at our affected facilities. Any such interruption in our ability to continue operations at our affected facilities could damage our reputation and could result in lost revenue, which could have a material adverse effect on our business, operating results and financial condition. Similar interruption to our affiliates' services could also adversely impact us.

WE HAVE EXPERIENCED SIGNIFICANT GROWTH IN OUR BUSINESS, AND ANY FAILURE TO MANAGE THIS GROWTH COULD DAMAGE OUR BUSINESS

     Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased, and plan to continue to increase, the scope of our operations. These expansion efforts could be expensive and put a strain on management, and, if we do not manage growth properly, it could adversely affect our business. We will need to expand our infrastructure, which will include hiring certain key employees and continuing to increase our headcount. Hiring key employees, in particular, has historically been difficult, and we cannot assure you that we will be able to successfully attract and retain a sufficient number of qualified personnel.

WE MAY BE UNABLE TO EXECUTE OUR BUSINESS MODEL IN INTERNATIONAL MARKETS

     One component of our strategy is to expand our operations into selected international markets. For example, we launched our service in the United Kingdom in November 2000 and plan to launch our German-speaking search service during the first half of 2002. To date, we have only operated internationally in the United Kingdom, and we may be unable to execute our business model in this market or new markets. Further, foreign providers of competing online services may have a substantial advantage over us in attracting users in their country due to earlier established businesses in that country, greater knowledge with respect to the cultural differences of users residing in that country and/or their focus on a single market. We expect to continue to experience higher costs as a percentage of revenues in connection with the development and maintenance of international online services. International markets we have selected may not develop at a rate that supports our level of investment. In particular, international markets typically have been slower than domestic markets in adopting the Internet as an advertising and commerce medium.

     In pursuing our international expansion strategy, we face several additional risks, including:

     - lower per capita Internet usage in many countries abroad, due to a variety of causes such as lower disposable incomes, lack of telecommunications and computer infrastructure and questions regarding adequate online security for e-commerce transactions;

     - relatively small Internet markets in some countries, which may prevent us from aggregating sufficient traffic and advertising revenues and scaling our business model in those countries;

     - our potential inability to aggregate a large amount of Internet traffic and find and develop relationships with international advertisers, consumers and businesses, and affiliates;

     - competition in international markets from a broad range of competitors, including Yahoo, LookSmart, AltaVista, Espotting.com and other United States and foreign search engines, content aggregators and portals, some of which have greater local experience than we do;

     - difficulties in recruiting qualified and knowledgeable staff and in building locally relevant products and services, which could prevent us from aggregating a large advertiser base;

     - higher costs of doing business in foreign countries;

     - trade barriers and unexpected changes and differences in regulatory, tax and legal requirements applicable to Internet services; and

     - longer payment cycles and foreign currency fluctuations.

     One or more of these factors could have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

OUR EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE

     Our future success depends upon the continued service of our executive officers and other key technology, marketing, sales and support personnel. None of our officers or key employees is bound by an employment agreement for any specific term. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees decided to join a competitor or otherwise compete directly or indirectly with us, this could have a material adverse effect on our business, operating results and financial condition.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH CREDIT CARD FRAUD, CREDIT PAYMENT AND SUDDEN LOSS OF ADVERTISERS

     We have suffered losses and may continue to suffer losses as a result of orders placed with fraudulent credit card data, even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and may ultimately result in advertisers' inability to use credit cards as a means of payment, which would have a material adverse effect on our business, operating results and financial condition.

     Some of our advertisers have limited operating histories, are operating at a loss, have limited cash reserves or have limited access to capital. If an advertiser experiences financial difficulties, the advertiser may stop advertising suddenly. In addition, in some instances we extend credit to advertisers who may default on their accounts receivable. If any significant part of our advertiser base experiences financial difficulties, is not commercially successful or is unable to pay our advertising fees for any other reason, our business, operating results and financial condition will be materially and adversely affected.

WE FACE RISKS OF CLAIMS FROM THIRD PARTIES FOR INTELLECTUAL PROPERTY INFRINGEMENT AND OTHER MATTERS THAT COULD ADVERSELY AFFECT OUR BUSINESS

     Our services operate in part by making Internet services and content available to our users. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with third parties. These claims might, for example, be made for defamation, negligence, copyright, trademark or patent infringement, personal injury, invasion of privacy or other legal theories. Allegations are made against us from time to time concerning these types of claims. For example, we are aware that some companies have alleged to us and our competitors that the sale of advertising relating to the use of search terms may constitute trademark infringement. Although we deny such allegations, any claims could result in costly litigation and be time consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. If a court were to determine that the sale of advertising related to certain search terms constitutes trademark infringement, it could negatively impact our revenues and business. There can be no assurance that our services do not infringe the intellectual property rights of third parties. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT BE ABLE TO PROTECT OUR INTERNET DOMAIN NAME OR INTELLECTUAL PROPERTY RIGHTS UPON WHICH OUR BUSINESS RELIES

     Our success and ability to compete also are substantially dependent upon our internally developed technology and data resources, which we protect through a combination of copyright, trade secret, patent and trademark law. We may not adequately be able to protect our technology and data resources.

     GoTo intends to change its corporate name by September 15, 2001. If the new name has a URL that belongs to a third party, that URL or other rights may be difficult to acquire and may delay our planned name change. There are also certain costs associated with the planned name change, which may increase depending on, among other things, the availability of the URL and other rights belonging to third parties. We may also be unable to enforce rights related to any new name we choose. We may not be free to use the name in all jurisdictions or the use of the name may be challenged, requiring us to spend significant resources in defending the use of the name.

OUR INTENTION TO CHANGE OUR CORPORATE NAME AND NASDAQ SYMBOL COULD RESULT IN CONFUSION TO CURRENT ADVERTISERS, CONSUMERS AND BUSINESSES, AFFILIATES AND INVESTORS AND COULD DISRUPT OUR BUSINESS AND CAUSE OUR STOCK PRICE TO DECLINE

     When we complete our planned name change, the possible loss of public recognition with our advertisers, consumers and businesses, and affiliates could have a material adverse effect on our business, operating results and financial condition. In addition, any name change will also involve a change in our Nasdaq National Market trading symbol. Any name change or change in our trading symbol could result in confusion to investors, which could harm the market price of the common stock.

WE MAY NEED ADDITIONAL CAPITAL, WHICH COULD DILUTE THE OWNERSHIP INTEREST OF INVESTORS

     We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock, and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. Since our inception, we have experienced negative cash flow from operations and expect to experience negative cash flow from operations through at least the third quarter of 2001, and we could experience significant negative cash flow from operations in the future. We currently anticipate that our available funds will be sufficient to meet our anticipated needs for working capital and capital expenditure through at least the next 12 months. However, we may choose to raise additional funds prior to the expiration of this period or at a later date.

POTENTIAL ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS

     We may make investments in or acquire complementary products, technologies and businesses. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. If we acquire a company, we could face difficulties in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. Acquisitions of additional services or technologies also involve risks of incompatibility and the need for integration into our existing services and marketing, sales and support efforts. If we finance the acquisitions by issuing equity securities, this could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions could have a material adverse effect on our business, operating results and financial condition. In addition, we may pay more for an acquisition than an acquired product, technology or business is ultimately worth. For example, we recently ceased operations of GoTo Shopping, a business that we obtained from our acquisition of Cabadra Inc., and we are exploring strategic alternatives, including a potential closing of operations, for GoTo Auctions, a business that we obtained from our acquisition of AuctionRover.com, Inc. We have incurred charges related to the impairment of the assets acquired in connection with our exit from the comparison-shopping business and related to the impairment of our auctions operations.

OUR MARKET MAY UNDERGO RAPID TECHNOLOGICAL CHANGE AND OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO MEET THE CHANGING NEEDS OF OUR INDUSTRY

     If new industry standards and practices emerge in the Internet and online advertising industry, our existing services, technology and systems may become obsolete. Our future success will depend on our ability to:

     - license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technologies that address the increasingly sophisticated and varied needs of prospective consumers and businesses; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES MAY DAMAGE OUR BUSINESS

     The laws and regulations applicable to the Internet and our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that Internet laws and regulations may be adopted, covering issues such as user privacy, defamation, database protection, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose GoTo to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require GoTo to incur significant expenses in complying with any new regulations.

WE MAY INCUR LIABILITIES FOR THE ACTIVITIES OF USERS OF OUR SERVICE

     The law relating to the liability of providers of online services for activities of their users is currently unsettled and could damage our business. We do not carry insurance that will indemnify us for liability for activities of our users. GoTo may not successfully avoid civil or criminal liability for unlawful activities carried out by users of our service. The imposition upon GoTo of potential liability for unlawful activities of users of our service could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on our business, operating results and financial condition.

OUR CHARTER DOCUMENTS AND CHANGE OF CONTROL SEVERANCE AGREEMENTS WITH OUR MANAGEMENT WILL MAKE IT MORE DIFFICULT TO ACQUIRE US

     Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advanced notice is required prior to stockholder proposals, and stockholders may not act by written consent. Further, we have authorized preferred stock that is undesignated, making it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of GoTo.

     Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

     We have entered into change of control severance agreements with members of our senior management. These agreements provide for certain benefits, including acceleration of option vesting, to these persons if they are terminated other than for cause following an acquisition of GoTo. These agreements could make us less attractive to a third party who may want to acquire us, because they will make any replacement of management more expensive.

     Furthermore, in March 2000, we entered into a Stockholder Agreement with Bill Gross' idealab!, which limits Bill Gross' idealab!'s and its affiliates' ability to beneficially own 35% or more of our outstanding common stock, to transfer shares of our common stock or to knowingly assist or advise, or knowingly provide or arrange financing to facilitate any other person or entity to beneficially own 15% or more of our outstanding common stock.

WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE OR WILL NOT BE EXTREMELY VOLATILE

     The price of our common stock may decline or may be extremely volatile. Since our initial public offering in June 1999, the per share trading price of our common stock has ranged from an intra-day high of $114.50 on November 15, 1999 to an intra-day low of $4.81 on December 21, 2000. In addition, an active public market for GoTo's common stock may not continue.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements related to the expected growth of our affiliate program, the amount of traffic that will be directed to us from our affiliates in the future, the time to achieve profitability, the timing and amount of any increase in our average price per paid introduction, the timing and amount of our number of paid introductions, the amount of future advertiser spending with GoTo, fluctuation in the price of our common stock, changes in our quarter-to-quarter financial results and the likelihood of increased competition. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify these forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 2,500,000 shares of common
stock offered by us are estimated to be $          million based on an assumed
public offering price of $          per share and after deducting the
underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of shares being sold by the selling stockholder, including any shares sold by the selling stockholder pursuant to exercise of the underwriters' over-allotment option.

     We intend to use the net proceeds to us from this offering for working capital and general corporate purposes, including for the expansion of our international operations and for product development. In addition, we may use a portion of the net proceeds to us from this offering to acquire businesses, products or technologies complementary to our business. Although we actively engage in discussions with respect to possible acquisitions and investments, we have no present commitments or agreements with respect to any material transaction. We intend to invest the net proceeds to us from this offering in interest-bearing, investment-grade securities until they are used.

                                DIVIDEND POLICY

     We have not paid dividends and do not anticipate declaring dividends on our common stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "GOTO" since June 18, 1999. Prior to that time, there was no public market for our common stock. According to records of our transfer agent, there were approximately 854 stockholders of record, and a substantially greater number of beneficial holders, as of April 30, 2001. The following table sets forth the high and low per share sale prices of our common stock as reported on the Nasdaq National Market for the periods indicated:

                                                         HIGH PRICE    LOW PRICE
                                                         ----------    ---------
Fiscal 2001:
  Second Quarter (through June 5, 2001)................   $ 28.280      $ 7.000
  First Quarter........................................     15.250        5.766
Fiscal 2000:
  Fourth Quarter.......................................     18.250        4.813
  Third Quarter........................................     25.250       10.000
  Second Quarter.......................................     46.000       13.125
  First Quarter........................................    102.000       35.875
Fiscal 1999:
  Fourth Quarter.......................................    114.500       46.375
  Third Quarter........................................     69.875       20.625
  Second Quarter.......................................     28.500       20.000

                                 CAPITALIZATION

     The following table sets forth the following information:

     - the actual capitalization of GoTo as of March 31, 2001; and

     - the as adjusted capitalization to give effect to the sale of 2,500,000
       shares of common stock at the assumed public offering price of $     per
       share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by GoTo.

                                                                AS OF MARCH 31, 2001
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
Cash, cash equivalents, short-term investments, long-term
  investments, excluding restricted investments.............  $  53,272     $
                                                              =========     ========
Long-term capital lease obligations and debt................  $      13     $
Stockholders' equity:
  Common stock, $0.0001 par value; 200,000 shares
     authorized, 52,873 shares issued and outstanding,
     actual; 200,000 shares authorized, 55,373 shares issued
     and outstanding, as adjusted...........................          5
  Additional paid-in capital................................    592,485
     Deferred compensation, net.............................     (1,394)
     Accumulated deficit....................................   (508,725)
     Accumulated other comprehensive income.................        273
                                                              ---------     --------
     Total stockholders' equity.............................     82,644
                                                              ---------     --------
Total capitalization........................................  $  82,657     $
                                                              =========     ========

     This table excludes 15,860,962 shares of common stock reserved for issuance under GoTo's stock option and employee stock purchase plans, including 6,167,365 shares subject to outstanding options as of March 31, 2001 with a weighted average exercise price of $24.95 per share.

                                    DILUTION

     The net tangible book value of our common stock on March 31, 2001 was $82.6 million, or approximately $1.56 per share. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 2,500,000 shares of common stock offered by
us in this prospectus at an assumed public offering price of $     per share and
after deducting the underwriting discount and estimated offering expenses
payable by us, our net tangible book value would have been $       million, or
approximately $     per share. This represents an immediate increase in net
tangible book value of $     per share to existing stockholders and an immediate
dilution in net tangible book value of $     per share to new investors.

Assumed public offering price per share.....................           $
     Net tangible book value per share as of March 31,
      2001..................................................  $1.56
                                                              -----
     Increase per share attributable to new investors.......
                                                              -----
As adjusted net tangible book value per share after the
  offering..................................................
                                                                       ------
Dilution in net tangible book value per share to new
  investors.................................................           $
                                                                       ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data below for the four years ended December 31, 2000 have been derived from our audited consolidated financial statements. The selected consolidated historical statement of operations data set forth below for the three months ended March 31, 2000 and 2001 and the consolidated balance sheet data at March 31, 2001 are derived from our unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods and financial conditions at such date. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or future periods. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and their related notes appearing elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                    SEPTEMBER 15,
                                                        1997
                                                     (INCEPTION)                                       THREE MONTHS ENDED
                                                         TO             YEAR ENDED DECEMBER 31,             MARCH 31,
                                                      DECEMBER      -------------------------------   ---------------------
                                                        1997          1998       1999       2000        2000        2001
                                                    -------------   --------   --------   ---------   ---------   ---------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue...........................................     $   22       $    822   $ 26,809   $ 103,052   $  17,215   $  51,959
Cost of revenue...................................          6          1,429      6,213      13,109       2,605       4,713
                                                       ------       --------   --------   ---------   ---------   ---------
Gross profit (loss)...............................         16           (607)    20,596      89,943      14,610      47,246
Operating expenses:
  Marketing, sales and service....................         65          9,645     34,459      94,531      16,314      41,575
  General and administrative......................         24          1,655     12,467      33,798       6,267       9,065
  Product development.............................         46          1,232      3,689      13,523       2,201       3,699
  Amortization of deferred compensation...........         --          1,199      3,585       1,376         425         236
  Write-off of acquired in-process research and
    development...................................         --             --         --       7,550       7,550          --
  Amortization of intangible assets...............         --             --         --     115,600      13,954         317
  Impairment of intangible assets.................         --             --         --     309,253          --          --
                                                       ------       --------   --------   ---------   ---------   ---------
                                                          135         13,731     54,200     575,631      46,711      54,892
                                                       ------       --------   --------   ---------   ---------   ---------
Loss from operations..............................       (119)       (14,338)   (33,604)   (485,688)    (32,101)     (7,646)
  Interest income, net............................         --            316      3,777       5,809       1,547         955
  Other income....................................         --             --        566      21,259          45          (8)
                                                       ------       --------   --------   ---------   ---------   ---------
Loss before provision for income taxes............       (119)       (14,022)   (29,261)   (458,620)    (30,509)     (6,699)
Provision for income taxes........................          1              1          1           1          --          --
                                                       ------       --------   --------   ---------   ---------   ---------
Net loss..........................................     $ (120)      $(14,023)  $(29,262)  $(458,621)  $ (30,509)  $  (6,699)
                                                       ======       ========   ========   =========   =========   =========
Adjusted net loss(a)(b)(c)........................     $ (120)      $(14,023)  $(29,788)  $ (47,718)  $  (9,005)  $  (6,382)
                                                       ======       ========   ========   =========   =========   =========
Pro forma net loss per share(d)...................     $   --       $  (0.75)  $  (0.77)  $   (9.54)  $   (0.67)  $   (0.13)
                                                       ======       ========   ========   =========   =========   =========
Historical basic and diluted net loss per share...     $(0.01)      $  (1.36)  $  (1.04)  $   (9.54)  $   (0.67)  $   (0.13)
                                                       ======       ========   ========   =========   =========   =========
Adjusted pro forma net loss per
  share(a)(b)(c)(e)...............................     $(0.01)      $  (0.75)  $  (0.78)  $   (0.99)  $   (0.20)  $   (0.13)
                                                       ======       ========   ========   =========   =========   =========
Weighted average shares used to compute pro forma
  net loss per share(f)...........................         --         18,714     38,219      48,065      45,323      50,217
Weighted average shares used to compute historical
  basic and diluted net loss per share(f).........      9,869         10,296     28,207      48,065      45,323      50,217
If deferred compensation were allocated to expense
  categories, it would be allocated as follows:
  Cost of revenue.................................     $   --       $     24   $     16   $       4           2   $       1
  Marketing, sales and service....................         --            265        670         381         103          54
  General and administrative......................         --            745      2,673         922         295         170
  Product development.............................         --            165        226          69          25          11
                                                       ------       --------   --------   ---------   ---------   ---------
        Total amortization of deferred
          compensation............................     $   --       $  1,199   $  3,585   $   1,376   $     425   $     236
                                                       ======       ========   ========   =========   =========   =========

                                                              SEPTEMBER 15,
                                                                  1997
                                                               (INCEPTION)
                                                                   TO                  DECEMBER 31,
                                                              DECEMBER 31,    ------------------------------   MARCH 31,
                                                                  1997          1998       1999       2000       2001
                                                              -------------   --------   --------   --------   ---------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments, long-term
  investments, excluding restricted investments.............      $  87       $ 16,357   $110,255   $ 54,973   $ 53,272
Working capital.............................................         18         15,215     95,165     52,956     41,311
Total assets................................................        214         19,969    129,512    121,413    123,252
Long-term capital lease obligations.........................         --            183        768         78         13
Total stockholders' equity..................................      $ 123       $ 16,397   $112,774   $ 88,095   $ 82,644

---------------

(a) Excludes acquisition-related costs including write-off of acquired in-process research and development, amortization of intangible assets and impairment of intangible assets.

(b) The adjusted net loss and the adjusted pro forma net loss per share are being provided because we believe it to be a meaningful measure of performance. You should not consider this information a better measure of performance than information required under Generally Accepted Accounting Principles in the United States.

(c) Excludes other income of $21.5 million resulting from the May 2000 settlement of GoTo's trademark infringement lawsuit against The Walt Disney Company in the year ended December 31, 2000 and $526,000 received in settlement of the early termination of a distribution agreement in the year ended December 31, 1999.

(d) The pro forma net loss per share is the net loss divided by the weighted average shares (with the assumed conversion of preferred stock outstanding prior to our initial public offering into common stock for the period from inception to December 31, 1997 and for the years ended December 31, 1998 and
    1999).

(e) The adjusted pro forma net loss per share is the adjusted net loss divided by the weighted average shares (with the assumed conversion of preferred stock outstanding prior to our initial public offering into common stock for the period from inception to December 31, 1997 and for the years ended December 31, 1998 and 1999).

(f) See Note 1 of Notes to the Consolidated Financial Statements for the three years ended December 31, 1998, 1999 and 2000 for an explanation of the determination of the number of shares used in computing per share data for the period from inception to December 31, 1997 and the years ended December 31, 1998, 1999, 2000 and for the three months ended March 31, 2000 and 2001.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements, the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of the Internet, Internet advertising and online commerce markets and spending. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. GoTo's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by GoTo described in "Risk Factors" and elsewhere in or incorporated by reference into this prospectus.

OVERVIEW

     GoTo is the leader in Pay-For-Performance search on the Internet. We introduce consumers and businesses that search the Internet to advertisers who bid for placement in our search results, which are ranked by the advertisers' bid price. Advertisers pay us only when consumers and businesses click through to the advertisers' search listings, so we refer to our service as Pay-For-Performance search. We provide consumers and businesses with relevant search results by charging advertisers for each paid introduction, or clickthrough, and by requiring advertisers to bid only on keywords that are relevant to their offering. We distribute our search results to consumers and businesses through our affiliates, a network of portals, Web browsers, Internet service providers and other Web properties, as well as through our own Web site. We believe our service offers advertisers a highly targeted, controllable and cost-effective marketing solution and provides affiliates with incremental revenue and a relevant search service.

     GoTo was incorporated in September 1997 and has approximately a three-year operating history. We launched a proof-of-concept version of our search service in the fiscal year ended December 31, 1997. Our Pay-For-Performance service was announced in February 1998, and following further proof-of-concept testing, was officially launched in June 1998. GoTo has devoted significant resources to launching and expanding its search service, including developing an infrastructure and building a management team. GoTo's losses for the quarter ended March 31, 2001 and the year ended December 31, 2000 were approximately $6.7 million and $458.6 million, respectively. GoTo intends to change its corporate name and Nasdaq symbol by September 15, 2001. In April 2001, GoTo entered into an agreement with a third party, in which GoTo agreed to assign its rights in the GoTo name to such third party and to change its name by September 15, 2001.

     The losses in 2000 include $432.4 million of non-cash charges, consisting of $115.6 million of amortization of intangibles resulting from our acquisitions of Cadabra, AuctionRover and the assets of SearchUP, a write-off of approximately $7.6 million for acquired in-process research and development and a $309.3 million write-down of impaired goodwill associated with the Cadabra and AuctionRover acquisitions. Through the acquisition of Cadabra in January 2000, GoTo operated a comparison-shopping site, GoTo Shopping. On April 30, 2001, GoTo closed its comparison-shopping site. Through the acquisition of AuctionRover in May 2000, GoTo operates an auction service, GoTo Auctions, which offers an online resource for merchants to place and manage their products with other auction sites or services called "ChannelFusion." Currently, GoTo is evaluating strategic alternatives for GoTo Auctions, including an equity partner, the possibility of a sale or closing operations.

     A significant component of our expenses consists of costs incurred to attract consumers and businesses to our service through our affiliate network. We expect to continue to rely upon these sources for a significant proportion of searches conducted on our service. Our future success is dependent upon increasing the revenue we derive from this traffic.

INTERNATIONAL EXPANSION

     We launched our service in the United Kingdom in November 2000 and plan to launch our German-speaking search service during the first half of 2002. Our international expansion will require continued investment, and we expect to incur losses to build internal infrastructure and grow our advertiser and affiliate bases overseas. Therefore, in order to scale and expand more rapidly, GoTo is exploring the possibility of aligning with a partner or partners that may provide key distribution channels for our products as well as additional financing. However, GoTo believes that its cash resources are adequate and the international opportunity is attractive. Therefore, we are prepared to fully finance the expansion should we not find an investor on acceptable terms. At this stage, the structure of a potential partnership is not known, but it is intended that any partner would take an equity position in GoTo's international venture, which could potentially reduce the start-up losses that we would otherwise record. The results of our international operations are consolidated and, if appropriate partnerships with terms acceptable to us are not obtained, we will continue to consolidate all of the results from our international operations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2001 AND 2000

     Revenue. Revenue was approximately $52.0 million for the quarter ended March 31, 2001 compared to approximately $17.2 million for the quarter ended March 31, 2000. The increase was the result of continued growth of our search service and the corresponding constituents, our advertisers and the number of consumers and businesses using our services. We do not anticipate our historical revenue growth rate, expressed on a percentage basis, to continue.

     Revenue is generated primarily through paid introductions, that is, the number of clickthroughs that users make on advertisers' search listings. Revenue is recognized when earned based on clickthrough activity to the extent that the advertiser has deposited sufficient funds with us or collection is probable. Revenue also consists of banner advertising, which constituted less than 5 percent of our revenue for the quarter ended March 31, 2001. GoTo has no barter transactions. Banner advertisement revenue is recognized when earned under the terms of the contractual arrangement with the advertiser or advertising agency, provided that collection is probable.

     The approximate number of paid introductions for each of the last eleven fiscal quarters is as follows:

    APPROXIMATE NUMBER OF PAID INTRODUCTIONS       FOR THE QUARTER ENDED
    ----------------------------------------       ---------------------
314 million......................................  March 31, 2001
228 million......................................  December 31, 2000
114 million......................................  September 30, 2000
 93 million......................................  June 30, 2000
 88 million......................................  March 31, 2000
 73 million......................................  December 31, 1999
 54 million......................................  September 30, 1999
 31 million......................................  June 30, 1999
 15 million......................................  March 31, 1999
  7 million......................................  December 31, 1998
  2 million......................................  September 30, 1998

     The average price per paid introduction results from advertisers' online bidding for priority placement in the search results. The average price per paid introduction for each of the last eleven fiscal quarters is as follows:

       AVERAGE PRICE PER PAID INTRODUCTION         FOR THE QUARTER ENDED
       -----------------------------------         ---------------------
$0.16............................................  March 31, 2001
 0.17............................................  December 31, 2000
 0.21............................................  September 30, 2000
 0.21............................................  June 30, 2000
 0.19............................................  March 31, 2000
 0.17............................................  December 31, 1999
 0.14............................................  September 30, 1999
 0.11............................................  June 30, 1999
 0.08............................................  March 31, 1999
 0.05............................................  December 31, 1998
 0.03............................................  September 30, 1998

     Average price per paid introduction decreased from the quarter ended September 30, 2000 through the quarter ended March 31, 2001. We believe this was primarily due to the significant increase in traffic from our affiliates beginning in the third quarter of 2000 and continuing through the first quarter of 2001. The increased traffic was primarily a result of new agreements signed during the third and fourth quarters of 2000 with AOL, Terra Lycos and AltaVista and new agreements signed during the first quarter of 2001 with DirectHit, NetZero, iWon and The Walt Disney Company (operator of go.com). The rapid increase in traffic that resulted primarily from these agreements caused advertisers who bid on GoTo's top 3 to 5 listings to spend their allocated budget more quickly than they had previously experienced, thereby more quickly depleting their budgets. Because AOL, Terra Lycos and AltaVista display GoTo's top 3 to 5 listings, advertisers with listings in these positions received traffic more quickly than they had prior to GoTo's entering into these agreements. As these advertisers' budgets were depleted, the listings with lower bids rose higher in the search results even though the advertiser in the lower bid positions did not increase their bids. However, advertisers are increasing their budgets with GoTo, as the average spend per advertiser in the quarter ended December 31, 2000 rose by 38% over the previous quarter and by 14% in the quarter ended March 31, 2001 compared to the quarter ended December 31, 2000. GoTo believes that continued increase in Pay-For-Performance advertising budgets would promote competition among advertisers and allow our average price per paid introduction to grow throughout this year. GoTo believes the increase in traffic from the full quarter effect of its affiliate agreements signed during the first quarter of 2001 will be offset by the anticipated downward seasonality trend of Internet usage in the second and third quarter traffic from GoTo's affiliates. Therefore, barring any unanticipated sudden rise in traffic volume or unforeseen events, we expect the average price to rise in subsequent quarters. However, we cannot ensure that our average price per paid introduction will increase in the future or, if it does increase, when it will increase, the amount of such increase or that such increase will be material, or that the average price will not decrease in the future.

     We believe the quarterly number of paid introductions and average price per paid introduction listed above are not necessarily indicative of future results. While we believe our average price per paid introduction will grow throughout this year, it is difficult to forecast this growth, since advertisers, rather than GoTo, determine the price paid for each introduction. We do not anticipate our historical revenue growth rate, expressed on a percentage basis, to continue. Our growth rate and results depend on our ability to continue to increase the number of advertisers who use our service, the amount our advertisers spend on our service and the number of consumers and businesses who use our service. We anticipate these variables to fluctuate, affecting our growth rate and results.

     Our growth is dependent on obtaining additional traffic and increasing the average price per paid introduction. During the three months ended March 31, 2001, approximately 40% of GoTo's total traffic came from two portals, AOL and Terra Lycos, and two browsers, Microsoft's Internet Explorer and

Netscape's browser product; approximately 55% of the total traffic came from other affiliates; and approximately 5% came directly to the GoTo Web site. In August 2000, GoTo and AOL entered into a 19-month distribution agreement under which AOL displays GoTo's listings on the search results pages of AOL, AOL.com and Netscape's Netcenter. In November 2000, GoTo and Terra Lycos entered into a three-year distribution agreement under which GoTo's listings were added to Lycos.com and HotBot search results. In November 2000, GoTo and AltaVista entered into an 18-month distribution agreement under which GoTo provides AltaVista's search service users with GoTo's listings on select search results pages of AltaVista. We also extended our existing agreement with Microsoft for an additional year, which will allow for continued traffic from their Internet Explorer 4 and Internet Explorer 5 browsers until January 2002. Our Premier Provider Agreement with Netscape was renewed in July 2000 and will expire on June 30, 2001. In February 2001, GoTo and DirectHit entered into a two-year search distribution agreement under which GoTo will provide its search results to DirectHit's users. In February 2001, GoTo and NetZero entered into a two-year distribution agreement under which GoTo will provide its full results set to NetZero's users. GoTo also entered into distribution agreements with iWon and The Walt Disney Company (operator of go.com), during the first quarter of 2001. We must renew our affiliate agreements or replace any lost traffic with other sources and grow our advertising base; otherwise, our revenue may be materially, adversely affected.

     Cost of Revenue. Cost of revenue consists primarily of costs associated with serving our search results and maintaining our Web site, plus fees paid to outside service providers that provide and manage the unpaid listings that we distribute on our Web site and those of some of our affiliates. Costs associated with serving our search results and maintaining our Web site include depreciation of Web site equipment, co-location charges for our Web site equipment, software license fees and salaries of related personnel. Cost of revenue was approximately $4.7 million for the quarter ended March 31, 2001 compared to approximately $2.6 million for the quarter ended March 31, 2000. The increase was primarily due to increased database and hardware capacity requirements, an increase in the number of personnel required to support our Web site and increased fees paid to outside service providers. We anticipate cost of revenue to continue to increase as our traffic increases.

     Marketing, Sales and Service. Marketing, sales and service expenses consist primarily of our payments to affiliates and payroll and related expenses for personnel engaged in marketing, customer service and sales functions. Marketing, sales and service expenses were approximately $41.6 million for the quarter ended March 31, 2001, compared to approximately $16.3 million for the quarter ended March 31, 2000, primarily due to an increased number of affiliates and increased traffic directed from these affiliates. The increase was primarily due to increased distribution of our search service. We believe that continued investment in marketing, sales and service and in the increased distribution of our search services, which includes our recent agreements with AOL, AltaVista and Terra Lycos are critical to attaining our strategic objectives and, as a result, expect these costs to continue to increase in the future. In August 2000, we entered into a 19-month distribution agreement under which AOL displays GoTo's listings on the search results page of AOL, AOL.com and Netscape's Netcenter. The agreement calls for a guaranteed payment by GoTo of $50 million over the term of the agreement. In November 2000, we entered a three-year distribution agreement under which GoTo's listings were added to Lycos.com and HotBot search results. Also in November 2000, we entered into an 18-month distribution agreement under which we provide AltaVista's search service users with GoTo's listings on select search results pages of AltaVista. Costs associated with payments to affiliates were approximately $34.7 million or 67% of revenue for the quarter ended March 31, 2001, compared to approximately $8.9 million or 52% of revenue for the quarter ended March 31, 2000. We anticipate these costs will increase in absolute dollars as traffic volume increases.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel; facilities; professional services, including legal; and insurance and other general corporate expenses. General and administrative expenses were approximately $9.1 million for the quarter ended March 31, 2001 compared to approximately $6.3 million for the quarter ended March 31, 2000. The increase was the result of increased headcount and related expenses, including facilities and increased personnel-related insurance costs, as well as increased professional services. We expect general and administrative expenses to continue to increase as we incur additional costs related to the growth of our business.

     Product Development. Product development expenses consist primarily of payroll and related expenses for personnel responsible for development of features and functionality for our service, as well as costs incurred in the preliminary project and post-implementation stage of computer software developed for internal use. Product development expenses were approximately $3.7 million for the quarter ended March 31, 2001 compared to approximately $2.2 million for the quarter ended March 31, 2000. The increase was a result of increased staffing and associated costs relating to enhancing features and functionality to our Web site and search service.

     Amortization of Deferred Compensation. Certain stock options granted from the inception of GoTo through our initial public offering have been considered to be compensatory for financial accounting purposes. Total compensation resulting from these stock options amounted to approximately $7.3 million. This amount represents the difference between the exercise price of the stock options and the deemed fair value of our common stock at the time of the grants or issuances, adjusted for the return of unvested options or the repurchase of restricted stock resulting from employee terminations. Compensation associated with these stock options is amortized and expensed over the applicable vesting periods using a graded methodology. Approximately $236,000 and $425,000 were amortized and charged to operations for the quarters ended March 31, 2001 and 2000, respectively.

     Acquisition-Related Charges. In January 2000, GoTo acquired a comparison-shopping service, Cadabra. The total purchase price was approximately $263.1 million, of which $7.6 million was assigned to in-process research and development which was expensed immediately following the consummation of the acquisition, $6.0 million was assigned to the value of purchased technology and approximately $245.1 million was allocated to goodwill. Both were amortized on a straight-line basis based on a three-year life. In May 2000, GoTo acquired an auction management company, AuctionRover. The total purchase price was approximately $174.2 million, of which approximately $6.7 million was assigned to the value of purchased technology and approximately $167.0 million was allocated to goodwill. Both were amortized on a straight-line basis based on a three-year life. During the fourth quarter of 2000 and in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121), management identified certain conditions as indicators of asset impairment on the net assets from the acquisitions of Cadabra and AuctionRover. Accordingly, GoTo recorded a charge to operations during the fourth quarter of 2000 to write down these assets to zero. On April 30, 2001, GoTo closed its comparison-shopping site. In October 2000, GoTo acquired substantially all the assets of SearchUP for approximately $3.5 million. GoTo allocated the purchase price to intangible assets acquired based on their estimated fair values as determined by GoTo and is amortizing such amounts on a straight-line basis over three years. Approximately $317,000 and $21.5 million were amortized and charged to operations for the quarters ended March 31, 2001 and 2000, respectively. As a result of the complete write-down of the remaining Cadabra and AuctionRover intangible assets in the quarter ended December 31, 2000, we expect the amortization of intangible assets to remain constant at approximately $300,000 per quarter through 2003 due to the SearchUP acquisition, unless we incur charges associated with the acquisition of additional businesses or technologies.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------    ---------
                                                                  (IN THOUSANDS)
Revenue.....................................................  $ 103,052     $ 26,809
Cost of revenue.............................................     13,109        6,213
                                                              ---------     --------
Gross profit................................................     89,943       20,596
Operating expenses:
  Marketing, sales and service..............................     94,531       34,459
  General and administrative................................     33,798       12,467
  Product development.......................................     13,523        3,689
  Amortization of deferred compensation.....................      1,376        3,585
  Write-off of acquired in-process research and
     development............................................      7,550           --
  Amortization of intangible assets.........................    115,600           --
  Impairment of intangible assets...........................    309,253           --
                                                              ---------     --------
                                                                575,631       54,200
                                                              ---------     --------
Loss from operations........................................   (485,688)     (33,604)
  Interest income, net......................................      5,809        3,777
  Other income..............................................     21,259          566
                                                              ---------     --------
Loss before provision for income taxes......................   (458,620)     (29,261)
Provision for income taxes..................................          1            1
                                                              ---------     --------
Net loss....................................................  $(458,621)    $(29,262)
                                                              =========     ========

     Revenue. Revenue consists of search listing advertisements and banner advertisements. For the year ended December 31, 2000, banner advertisements constituted less than 10 percent of our revenue. GoTo has no barter transactions.

     Revenue was approximately $103.1 million for the year ended December 31, 2000 compared to approximately $26.8 million for the year ended December 31, 1999. The increase was the result of continued growth of our marketplace and the corresponding participants, our advertisers and the number of consumers using our product. During the year ended December 31, 2000, approximately 20% of GoTo's total traffic came from portals (AOL, Terra Lycos and AltaVista), approximately 15% of the total traffic came from browsers (Microsoft Internet Explorer and Netscape's browser product), and approximately 60% of the total traffic came from other affiliates.

     Cost of Revenue. Cost of revenue consists primarily of costs associated with serving our search results, maintaining our Web site and fees paid to outside service providers that provide and manage our unpaid listings. Costs associated with serving our search results and maintaining our Web site include depreciation of Web site equipment, co-location charges for our Web site equipment, software license fees and salaries of related personnel. Cost of revenue was approximately $13.1 million for the year ended December 31, 2000 compared to approximately $6.2 million for the year ended December 31, 1999. The increase was primarily due to the increased database and hardware capacity requirements, an increase in the number of personnel required to support our Web site and increased fees paid to outside service providers.

     Marketing, Sales and Service. Marketing, sales and service expenses consist primarily of our payments to affiliates, advertising and promotional expenditures, and payroll and related expenses for personnel engaged in marketing, customer service and sales functions. Marketing, sales and service expenses were approximately $94.5 million for the year ended December 31, 2000 compared to approximately $34.5 million for the year ended December 31, 1999. The increase was primarily due to increased distribution of our search service, and the hiring of additional personnel for marketing, sales and service functions.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel; facilities; professional services, including legal; insurance and other general corporate expenses. General and administrative expenses were approximately $33.8 million for the year ended December 31, 2000 compared to approximately $12.5 million for the year ended December 31, 1999. The increase was the result of increased headcount and related expenses, including facilities and increased personnel-related insurance costs, as well as increased professional services.

     Product Development. Product development expenses consist primarily of payroll and related expenses for personnel responsible for development of features and functionality for our service, as well as costs incurred in the preliminary project and post-implementation stage of computer software developed for internal use. Product development expenses were approximately $13.5 million for the year ended December 31, 2000 compared to approximately $3.7 million for the year ended December 31, 1999. The increase was a result of increased staffing and associated costs relating to enhancing features and functionality to our Web site and search service. The increase was offset by the capitalization of software under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" of approximately $4.7 million, which we began amortizing in the third quarter of 2000.

     Amortization of Deferred Compensation. Certain stock options granted from the inception of GoTo through our initial public offering have been considered to be compensatory for financial accounting purposes. Total compensation resulting from these stock options amounted to approximately $7.3 million. This amount represents the difference between the exercise price of the stock options and the deemed fair value of our common stock at the time of the grants or issuances, adjusted for the return of unvested options or the repurchase of restricted stock resulting from employee terminations. Compensation associated with these stock options is amortized and expensed over the applicable vesting periods using a graded methodology. Approximately $1.4 million and $3.6 million were amortized and charged to operations for the years ended December 31, 2000 and 1999, respectively.

     Acquisition-Related Charges. In the year ended December 31, 2000, we recorded amortization of intangible assets of approximately $115.6 million for the assets acquired in the Cadabra, and, to a lesser extent, AuctionRover acquisitions.

     During the fourth quarter of 2000 and in accordance with SFAS 121, management identified certain conditions as indicators of asset impairment on the net assets from the acquisitions of Cadabra and AuctionRover. These indicators included:

          1. The significant decline in the valuations of public companies operating in the Internet space.

          2. Management's re-evaluation of its strategies and fit for these business lines.

          3. A significant decrease in the stock price of GoTo compared to the purchase price of these acquisitions.

          4. Management's decision to decrease its investment in these business lines.

     In accordance with SFAS 121, an impairment loss should be measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The estimate of fair value shall consider selling prices or fair values for similar assets and the results of valuation techniques (e.g., discounted cash flows) as well as other strategic and market factors to the extent available in the circumstances. Management has estimated the fair value of the net assets acquired, based on discounted future cash flows as well as strategic and market factors, to be below the carrying values of goodwill and intangible assets. Accordingly, GoTo took a charge to operations during the fourth quarter of 2000 for approximately $309.3 million, to write down these assets. An additional factor considered by management was the difficulty in estimating future cash flows for the comparison-shopping business line and the Internet auctions business line because they are still in their infancy. As of April 30, 2001, we closed our comparison-shopping site. It is possible that the ultimate realizability of the AuctionRover assets could differ from these estimates in the near term.

     Interest Income. Interest income consists primarily of earnings on our cash, cash equivalents and short-term and long-term investments, net of interest expense attributable to leased equipment and debt. Interest income was approximately $5.8 million for the year ended December 31, 2000 compared to approximately $3.8 million for the year ended December 31, 1999. The increase was primarily due to GoTo's holding the initial public offering proceeds for the entire year of 2000 versus partial year in 1999, together with the $21.5 million settlement paid by The Walt Disney Company to GoTo in settlement of trademark litigation, offset by the declining balance of cash and investments.

     Other Income. Other income consists primarily of the settlement of litigation with The Walt Disney Company. Other income was approximately $21.3 million for the year ended December 31, 2000 compared to approximately $566,000 for the year ended December 31, 1999. The increase was primarily due to the settlement of litigation with The Walt Disney Company, pursuant to which The Walt Disney Company paid GoTo $21.5 million.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
                                                                   (IN THOUSANDS)
Revenue.....................................................   $ 26,809      $    822
Cost of revenue.............................................      6,213         1,429
                                                               --------      --------
Gross profit (loss).........................................     20,596          (607)
Operating expenses:
  Marketing, sales and service..............................     34,459         9,645
  General and administrative................................     12,467         1,655
  Product development.......................................      3,689         1,232
  Amortization of deferred compensation.....................      3,585         1,199
                                                               --------      --------
                                                                 54,200        13,731
                                                               --------      --------
Loss from operations........................................    (33,604)      (14,338)
  Interest income, net......................................      3,777           316
  Other income..............................................        566            --
                                                               --------      --------
Loss before provision for income taxes......................    (29,261)      (14,022)
Provision for income taxes..................................          1             1
                                                               --------      --------
Net loss....................................................   $(29,262)     $(14,023)
                                                               ========      ========

     Revenue. Revenue consists of search listing advertisements and banner advertisements. GoTo.com has no barter transactions. For the year ended December 31, 1999, banner advertisement revenue constituted less than 10 percent of our revenue. Revenue was approximately $26.8 million for the year ended December 31, 1999 compared to approximately $822,000 for the year ended December 31, 1998. The increase was the result of continued growth of our marketplace and the corresponding participants, our advertisers and the number of consumers using our product. We experienced rapid growth from the quarter ended December 31, 1998 through the quarter ended December 31, 1999, including an increase in revenue from approximately $580,000 to approximately $13.3 million, respectively. For the quarter ended December 31, 1999, 40% of our overall traffic came from the browsers, Microsoft's Internet Explorer and Netscape's browser product.

     Cost of Revenue. Cost of revenue consists primarily of fees paid to outside service providers that provide and manage our unpaid listings and costs associated with maintaining our Web site. Costs associated with maintaining our Web site include salaries of related personnel, depreciation of Web site equipment, co-location charges for our Web site equipment and software license fees. Cost of revenue was approximately $6.2 million for the year ended December 31, 1999 compared to approximately $1.4 million for the year ended December 31, 1998. The increase was primarily due to the increased fees paid to outside service providers, increased database and hardware capacity requirements and an increase in the number of personnel required to support our Web site.

     Marketing, Sales and Service. Marketing, sales and service expenses consist primarily of our advertising and promotional expenditures, such as online links from other Web sites associated with our affiliate network, banner advertisements on other sites, offline media advertising and public relations, as well as payroll and related expenses for personnel engaged in marketing, customer service and sales functions. Marketing, sales and service expenses were approximately $34.5 million for the year ended December 31, 1999 compared to approximately $9.6 million for the year ended December 31, 1998. The increase was primarily due to increased distribution of our search service, the hiring of additional personnel for marketing, sales and service functions and our print and television media advertising campaign in the fourth quarter of 1999.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel; facilities; professional services, including legal; insurance and other general corporate expenses. General and administrative expenses were approximately $12.5 million for the year ended December 31, 1999 compared to approximately $1.7 million for the year ended December 31, 1998. The increase was the result of increased headcount and related expenses associated with the hiring of additional personnel and increased professional services.

     Product Development. Product development expenses consist primarily of payroll and related expenses for personnel responsible for development of features and functionality for our service, as well as costs incurred in the preliminary project and post-implementation stage of computer software developed for internal use. Product development expenses were approximately $3.7 million for the year ended December 31, 1999 compared to approximately $1.2 million for the year ended December 31, 1998. The increase was a result of increased staffing and associated costs relating to enhancing features and functionality to our Web site and search service. The increase was offset by capitalization of software under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" of approximately $2.0 million.

     Amortization of Deferred Compensation. Certain stock options granted from the inception of GoTo.com through our initial public offering have been considered to be compensatory for financial accounting purposes. Total compensation resulting from these stock options amounted to approximately $7.4 million. This amount represents the difference between the exercise price of the stock options and the deemed fair value of our common stock at the time of the grants or issuances, adjusted for the return of unvested options or the repurchase of restricted stock resulting from employee terminations. Compensation associated with these stock options is amortized and expensed over the applicable vesting periods using a graded methodology. Approximately $3.6 million and $1.2 million were amortized and charged to operations for the years ended December 31, 1999 and 1998, respectively.

     Interest Income. Interest income consists primarily of earnings on our cash, cash equivalents and short-term and long-term investments, net of interest expense attributable to leased equipment and debt. Interest income, net was approximately $3.8 million for the year ended December 31, 1999 compared to approximately $316,000 for the year ended December 31, 1998. The increase was primarily due to increased earnings on cash, cash equivalents, and short-term and long-term investments in available-for-sale securities, which increased as a result of our initial public offering and Series D preferred stock issuance.

     Other Income. Other income of approximately $566,000 for the year ended December 31, 1999 was primarily due from a non-recurring transaction, in which we received a payment from an affiliate in settlement for the early termination of a distribution agreement.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited consolidated quarterly statement of operations data for the nine quarters ended March 31, 2001. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position, results of operations and cash flows for the periods shown, except for the write-off of approximately $7.6 million of in-process research and development associated with GoTo's acquisition of Cadabra in the first quarter of 2000, other income of approximately $21.5 million from the settlement on GoTo's trademark infringement lawsuit against The Walt Disney Company in the second quarter of 2000 and an impairment of intangible assets of approximately $309.3 million in the fourth quarter of 2000. The consolidated quarterly data should be read in conjunction with our audited consolidated financial statements and the notes to such statements appearing elsewhere in or incorporated by reference into this report. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                        FOR THE THREE MONTHS ENDED
                                                --------------------------------------------------------------------------
                                                MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                                  1999        1999         1999            1999         2000        2000
                                                ---------   --------   -------------   ------------   ---------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

 Revenue......................................   $ 1,451    $ 3,632       $ 8,428        $13,298      $ 17,215    $ 21,011

 Gross profit.................................       494      2,287         6,488         11,327        14,610      18,198

 Operating expenses:

   Marketing, sales and service...............     4,614      5,743         9,852         14,250        16,314      18,267

   General and administrative.................     1,555      2,424         4,122          4,366         6,267       8,055

   Product development........................       520        979         1,155          1,035         2,201       4,262

   Amortization of deferred compensation......     1,297      1,103           586            599           425         375

   Write-off of acquired in-process research
     and development..........................        --         --            --             --         7,550          --

   Amortization of intangible assets..........        --         --            --             --        13,954      30,578

   Impairment of intangible assets............        --         --            --             --            --          --
                                                 -------    -------       -------        -------      --------    --------

                                                   7,986     10,249        15,715         20,250        46,711      61,537
                                                 -------    -------       -------        -------      --------    --------

 Loss from operations.........................    (7,492)    (7,962)       (9,227)        (8,923)      (32,101)    (43,339)

   Interest income, net.......................       132        396         1,605          1,644         1,547       1,511

   Other income (expense), net................        --        526            --             40            45      21,512
                                                 -------    -------       -------        -------      --------    --------

 Loss before provision for income taxes.......    (7,360)    (7,040)       (7,622)        (7,239)      (30,509)    (20,316)

 Provision for income taxes...................        --         --            --              1            --          --
                                                 -------    -------       -------        -------      --------    --------

 Net loss.....................................   $(7,360)   $(7,040)      $(7,622)       $(7,240)     $(30,509)   $(20,316)
                                                 =======    =======       =======        =======      ========    ========
 Adjusted net loss (a)(b)(c)..................   $(7,360)   $(7,566)      $(7,622)       $(7,240)     $ (9,005)   $(11,238)
                                                 =======    =======       =======        =======      ========    ========

 Pro forma net loss per share(d)..............   $ (0.24)   $ (0.20)      $ (0.18)       $ (0.17)     $  (0.67)   $  (0.42)
                                                 =======    =======       =======        =======      ========    ========

 Historical basic and diluted net loss per
   share......................................   $ (0.68)   $ (0.46)      $ (0.18)       $ (0.17)     $  (0.67)   $  (0.42)
                                                 =======    =======       =======        =======      ========    ========
 Adjusted pro forma net loss per
   share(a)(b)(c)(e)..........................   $ (0.24)   $ (0.21)      $ (0.18)       $ (0.17)     $  (0.20)   $  (0.23)
                                                 =======    =======       =======        =======      ========    ========

 Weighted average shares used to compute pro
   forma net loss per share...................    30,387     35,823        42,985         43,263        45,323      48,007

 Weighted average shares used to compute
   historical basic and diluted net loss per
   share......................................    10,894     15,264        42,985         43,263        45,323      48,007

 If deferred compensation were allocated to expense categories, it would be allocated as follows:

 Cost of revenue..............................   $     6    $     5       $     3        $     2      $      2    $      1

 Marketing, sales and service.................       105        310           129            126           103         148

 General and administrative...................     1,077        740           417            439           295         214

 Product development..........................       109         48            37             32            25          12
                                                 -------    -------       -------        -------      --------    --------
      Total amortization of deferred
        compensation..........................   $ 1,297    $ 1,103       $   586        $   599      $    425    $    375
                                                 =======    =======       =======        =======      ========    ========

                                                       FOR THE THREE MONTHS ENDED
                                                -----------------------------------------
                                                SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                                    2000            2000          2001
                                                -------------   -------------   ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Revenue......................................    $ 25,050        $  39,776     $ 51,959
 Gross profit.................................      21,740           35,395       47,246
 Operating expenses:
   Marketing, sales and service...............      21,185           38,765       41,575
   General and administrative.................       9,012           10,464        9,065
   Product development........................       3,534            3,526        3,699
   Amortization of deferred compensation......         311              265          236
   Write-off of acquired in-process research
     and development..........................          --               --           --
   Amortization of intangible assets..........      35,401           35,667          317
   Impairment of intangible assets............          --          309,253           --
                                                  --------        ---------     --------
                                                    69,443          397,940       54,892
                                                  --------        ---------     --------
 Loss from operations.........................     (47,703)        (362,545)      (7,646)
   Interest income, net.......................       1,592            1,159          955
   Other income (expense), net................           8             (306)          (8)
                                                  --------        ---------     --------
 Loss before provision for income taxes.......     (46,103)        (361,692)      (6,699)
 Provision for income taxes...................          --                1           --
                                                  --------        ---------     --------
 Net loss.....................................    $(46,103)       $(361,693)    $ (6,699)
                                                  ========        =========     ========
 Adjusted net loss (a)(b)(c)..................    $(10,702)       $ (16,773)    $ (6,382)
                                                  ========        =========     ========
 Pro forma net loss per share(d)..............    $  (0.94)       $   (7.27)    $  (0.13)
                                                  ========        =========     ========
 Historical basic and diluted net loss per
   share......................................    $  (0.94)       $   (7.27)    $  (0.13)
                                                  ========        =========     ========
 Adjusted pro forma net loss per
   share(a)(b)(c)(e)..........................    $  (0.22)       $   (0.34)    $  (0.13)
                                                  ========        =========     ========
 Weighted average shares used to compute pro
   forma net loss per share...................      48,998           49,768       50,217
 Weighted average shares used to compute
   historical basic and diluted net loss per
   share......................................      48,998           49,768       50,217
 If deferred compensation were allocated to
   expense categories, it would be allocated
   as follows:
 Cost of revenue..............................    $      1        $      --     $      1
 Marketing, sales and service.................          67               63           54
 General and administrative...................         224              189          170
 Product development..........................          19               13           11
                                                  --------        ---------     --------
      Total amortization of deferred
        compensation..........................    $    311        $     265     $    236
                                                  ========        =========     ========

---------------
(a) Excludes acquisition-related costs including write-off of acquired in-process research and development, amortization of intangible assets and impairment of intangible assets.

(b) The adjusted net loss and the adjusted pro forma net loss per share are being provided because we believe it to be a meaningful measure of performance. You should not consider this information a better measure of performance than information required under Generally Accepted Accounting Principles in the United States.

(c) Excludes other income of $21.5 million resulting from the May 2000 settlement of GoTo's trademark infringement lawsuit against The Walt Disney Company in the year ended December 31, 2000 and $526,000 received in settlement of the early termination of a distribution agreement in the year ended December 31, 1999.

(d) The pro forma net loss per share is the net loss divided by the weighted average shares (with the assumed conversion of preferred stock outstanding prior to our initial public offering into common stock for the years ended December 31, 1998 and 1999).

(e) The adjusted pro forma net loss per share is the adjusted net loss divided by the weighted average shares (with the assumed conversion of preferred stock outstanding prior to our initial public offering into common stock for the period from inception to December 31, 1997 and for the years ended December 31, 1998 and 1999).

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities totaled approximately $6.5 million and net cash used in operating activities totaled approximately $7.6 million for the quarters ended March 31, 2001 and 2000, respectively. The change was due primarily to the improved operating results, rapid growth and increased size and scope of operations partially offset by amortization of prepaid marketing expenses, or affiliate costs, and increase in accrued affiliate payables. Net cash used in investing activities totaled approximately $11.4 million and net cash provided by investing activities totaled approximately $16.9 million for the quarters ended March 31, 2001 and 2000, respectively. The change resulted primarily from proceeds of short-term and long-term investments in the quarter ended March 31, 2000. Net cash provided by financing activities totaled approximately $551,000 and $1.4 million for the quarters ended March 31, 2001 and 2000, respectively. The decrease was due primarily to a decrease in the exercise of options in 2001 compared to 2000.

     Our principal sources of liquidity consisted of unrestricted cash, cash equivalents and short-term investments of approximately $52.5 million as of March 31, 2001 and approximately $55.0 million as of December 31, 2000. We believe that our cash and liquid investment reserves are sufficient to sustain operations through the next 12 months, however, unknown factors may require us to seek additional capital. Such unknown factors may include, among other things, competitive pressure, higher cost of intellectual capital, higher costs to accommodate increases in capacity and acquisitions or higher costs for affiliate traffic. We are obligated to make guaranteed payments totaling approximately $32.1 million, $16.7 million and $12.3 million for the remainder of 2001, and in 2002 and 2003, respectively, under contracts to provide search services to our affiliates.

     We may seek additional capital through the issuance of debt or equity depending upon the results of operations, market conditions or unforeseen opportunities. Our future liquidity and capital requirements will depend upon numerous factors. The pace of expansion of our operations will affect our capital requirements. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of the factors described above. If we require additional capital resources, we may seek to sell additional equity or debt securities or obtain a bank line of credit. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders.

There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     GoTo's exposure to market rate risk for changes in interest rates relate primarily to GoTo's investment portfolio. GoTo has not used derivative financial instruments in its investment portfolio. GoTo invests its excess cash in high quality credit instruments, which are spread over many issuers. GoTo's investments are principally confined to cash equivalents and available-for-sale debt securities.

     International revenues from GoTo's foreign subsidiaries were less than 1% of total revenues in the first quarter of 2001. International sales are made from GoTo's United Kingdom operations and are denominated in the local currency. This subsidiary and our other foreign subsidiary in Ireland also incur most of its expenses in the local currency. Accordingly, all foreign subsidiaries use the local currency as their functional currency.

     GoTo's international business is subject to risks typical of an international business, including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, GoTo's future results could be materially adversely impacted by changes in these or other factors.

     GoTo's exposure to foreign exchange rate fluctuations arises in part from intercompany accounts in which costs incurred in the United States are charged to GoTo's foreign sales subsidiaries. These intercompany accounts are denominated in the functional currency of the foreign subsidiary in order to centralize foreign exchange risk with the parent company in the United States. GoTo is also exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and adversely impact overall expected profitability. The effect of foreign exchange rate fluctuations on GoTo in 2000 and the first quarter of 2001 was not material.

                                    BUSINESS

     GoTo is the leader in Pay-For-Performance search on the Internet. GoTo operates an online marketplace that introduces consumers and businesses that search the Internet to advertisers who provide products, services and information. Advertisers participating in our marketplace include retail merchants, wholesale and service businesses and manufacturers. GoTo facilitates these introductions through our search service, which enables advertisers to bid in an ongoing auction for priority placement in our search results. Priority placement means that the search results appear on the page ranked in descending order of bid price, with the highest bidder's listing appearing first. Each advertiser pays GoTo the amount of its bid whenever a consumer or business clicks on the advertiser's listing in our search results. Advertisers pay GoTo for each clickthrough, so advertisers bid only on keywords relevant to the products, services or information that they offer. Because each advertiser chooses the bid amount and advertisement placement that is optimal for its business, we believe the GoTo marketplace provides advertisers with a cost-effective way to target consumers and businesses. Consumers and businesses access the GoTo search service primarily through our affiliates, a network of Web sites that have integrated GoTo's search service into their sites or that direct consumer and business traffic to our site. Consumers and businesses can also access GoTo's search service directly through GoTo's Web site.

     GoTo was incorporated in September 1997 and has a limited operating history. We launched a proof-of-concept version of our search service in the fiscal year ended December 31, 1997. Our Pay-for-Performance service was announced in February 1998, and following further proof-of-concept testing, was officially launched on June 1, 1998. GoTo intends to change its corporate name and Nasdaq symbol by September 15, 2001.

     GoTo also provides tools and operates an online resource, called GoTo Auctions, for merchants to place and manage their products for sale through online auction sites. Currently, GoTo is evaluating strategic alternatives for GoTo Auctions, including an equity partner, the possibility of a sale or closing operations.

INDUSTRY OVERVIEW

EVOLUTION OF INITIAL SEARCH SERVICES

     Search services enable consumers and businesses to search the Internet for a listing of Web sites based on a specific product, service or topic of interest. After e-mail, consumers use search services more than any other Internet application. Initially, these search services offered consumers and businesses the ability to efficiently locate desired information on Web sites. However, the companies who provide search services realized that increasing the number, frequency and duration of visits to their sites, rather than sending consumers and businesses to other Web sites, yielded greater potential advertising and electronic commerce opportunities. Accordingly, these companies evolved into portals, or online media companies that, in addition to search services, deliver a broad array of content and other services designed to keep consumers and businesses at their sites.

UNMET SEARCH NEEDS OF CONSUMERS AND BUSINESSES

     We believe that consumers and businesses are not well served by current search offerings. Consumers and businesses want to quickly and easily locate relevant products, services and information. This desire conflicts with the economic incentive of most search services that require consumers to click through multiple branches of a hierarchical directory before locating the relevant products, services and information. This process benefits the search services that are now portals because they can earn additional revenue by exposing consumers and businesses to multiple pages of advertisements through a prolonged search process.

     In addition, most portals assign search results to keywords in a way that often generates irrelevant search listings. Search services that rely upon automated search technology to catalog search results generally rely on invisible Web site descriptions or "meta tags" that are authored by Web site operators. Operators may freely tag their sites as they choose. Consequently, some operators tag their sites with popular search terms not relevant to their site because by doing so they may attract additional consumer and business attention at little or no marginal cost. In addition, many Web sites have similar tags, and automated search technology is not equipped to prioritize results in accordance with the preferences of consumers and businesses. As a result of this conflict and the growth in the number of Web sites on the Internet, consumer and business searches now frequently generate hundreds and often even thousands of results, many of which may have little relevance to the interests of consumers or businesses.

LIMITATIONS OF TRADITIONAL INTERNET ADVERTISING

     Historically, traditional online advertising has failed to exploit many of the unique attributes of the Internet. To date, Internet advertising has primarily taken the form of banner or sponsorship advertisements which, like traditional media advertising, are typically priced by advertisers, paying for exposures to potential consumers and businesses. This approach, which is called impression-based advertising, inefficiently exploits the Internet's direct marketing potential, resulting in what we believe are low consumer clickthrough rates averaging less than approximately 1%. Advertisers are therefore paying for exposure to many viewers who are not interested in the product or service advertised. In addition, on the portals, where historically most advertising was placed, advertising is frequently sold on an exclusive basis, limiting the advertising opportunities for advertisers and limiting the number of advertisers who can participate.

     We believe advertisers are considering alternatives to banner advertising as industry trends, as reported by Forrester Research, show a decreased emphasis on broad based banner advertising on portals. Instead, we believe that advertisers will focus on more targeted marketing opportunities as they recognize they can offer a level of targetability, interactivity and measurability not generally available in other media. With the proper tools, Internet advertisers have the ability to target their messages to specific groups of consumers and businesses and receive prompt feedback as to the effectiveness of their advertising campaigns. Accordingly, the Internet can give advertisers the opportunity to develop one-to-one relationships with consumers and businesses worldwide without a local market presence.

OUTSOURCED INTERNET SERVICES

     Like the portals, other Web sites seek to attract and retain consumer and business attention and maximize the revenue opportunity represented by that attention; however, all but the largest Web sites are limited in their ability to do so. We believe that although Web properties other than the major portal sites, such as AOL, msn.com and Yahoo, currently represent a majority of all page views on the Web, Internet advertising spending is concentrated on the portals.

     In an effort to more effectively capitalize on their consumer and business audiences and provide more valuable advertising vehicles, many Web sites are now outsourcing popular consumer and business services and content offerings. In traditional media such as television, radio and print, syndicated content has been widely used by local media in order to augment their core programming and, in so doing, extend their audience reach and retention. On the Internet, providers have emerged offering Web sites syndicated services such as search, e-mail and mapping as well as content such as stock quotes and news wires. Web sites use these offerings to enhance consumer and business usage, loyalty and retention. In order to address issues of sales force scale for Web site and target ability for advertisers, some companies, that develop syndicated content also sell the advertising that goes with it.

THE NEED FOR AN ONLINE CONSUMER, BUSINESS AND ADVERTISER SEARCH SERVICE

     Search on portals increasingly generates multiple pages of irrelevant results for consumers and businesses. At the same time, advertisers find it increasingly difficult to cost-effectively acquire qualified consumer and business leads on the Internet for many reasons, including the diffusion of consumer and business attention across the Internet, the concentration of online advertising on large Web sites, the pricing of Internet advertisements on an impression basis with significant minimum expenditure requirements, and the frequent use of exclusive arrangements. This is particularly true for advertisers seeking to reach targeted markets, despite the unique abilities of the Internet to facilitate direct marketing. As a result, the needs of consumers and businesses and the desires of advertisers to meet those needs often go unmatched. GoTo believes there is a significant need for a sophisticated, distributed search service to serve both of these constituencies by providing a targeted, cost-effective Internet advertising solution.

THE GOTO SOLUTION

     We believe the GoTo marketplace offers consumers and businesses quick, easy and relevant search results for products, services and information, while providing advertisers with a cost-effective way to target them. Key elements of GoTo's solution include the following:

     WE POWER RESULTS. GoTo is dedicated to assisting consumers and businesses in easily finding what they are looking for on the Internet. Since advertisers must pay for each clickthrough, or paid introduction, to their Web site, advertisers select and bid only on those search keywords that are most relevant to their offerings. These choices of keywords and bids are consistent with their economic incentive to secure high conversion rates, that is, to convert traffic into sales. That same incentive encourages advertisers to write descriptions of their products, services and information services that describe their offerings as accurate as possible. GoTo believes that its Pay-For-Performance advertising model efficiently aligns the interests of consumers, businesses and advertisers and improves the ability of consumers and businesses to quickly and easily find relevant search listings for products, services and information on the GoTo service. Consequently, we believe GoTo can provide more relevant and higher quality search results by requiring advertisers to assign a cost to their placement decisions.

     In addition, GoTo believes it ensures relevant search results by reviewing and editing advertisers' site descriptions and requiring that advertisers appear only on search results pages that relate to their site. Furthermore, by foregoing exclusive advertising relationships and extraneous content, GoTo removes significant barriers and enables consumers and businesses to locate relevant information and pass quickly through GoTo to the desired information source.

     For those searches conducted at GoTo's Web site or transferred from an affiliate to GoTo's Web site, GoTo's search results page contains an easily navigable directory to facilitate consumer and business search. By generating a list of up to 40 results per page, GoTo frequently allows consumers and businesses to locate a relevant destination site on the first page of results.

     TARGETED PAY-FOR-PERFORMANCE ADVERTISING. Any advertiser in the GoTo marketplace is able to specifically target those consumers and businesses who are interested in the products, services or information offered by the advertiser. We believe GoTo enables highly efficient and cost-effective advertising expenditures. An advertiser pays only for consumers and businesses who elect to visit its Web site after searching targeted keywords on which the advertiser has bid. As a result, advertisers pay only for self-qualified leads rather than exposures to potential consumers and businesses, as with impression-based advertising.

     Advertisers maintain control on a real-time basis over the amounts of their bids for keywords they have selected and the aggregate amount spent on advertising with GoTo. As a result, advertisers are able to precisely control their costs of customer acquisition using the GoTo service. In addition, GoTo does not enter into exclusive advertising arrangements, thereby enabling access to the marketplace by all potential advertisers.

     OUR AFFILIATE NETWORK. By offering our search service to other Web sites, we have created a network of Web sites, which we call "affiliates," that have integrated the GoTo search service into their sites or that direct consumer and business traffic to the GoTo Web site. Of GoTo's total traffic for the three months ended March 31, 2001, approximately 95% came from affiliates as follows: approximately 40% came from two portals, AOL and Terra Lycos, and two browsers, Microsoft's Internet Explorer and Netscape's browser product; and approximately 55% came from other affiliates. In the contracts between GoTo and the portals, our top three to five search listings, which we call Premium Listings, are offered in their search results. The contracts between GoTo and the Internet browsers provide that the GoTo search service is offered on the browser's search page or as part of the browser's search functionality. Affiliates can also provide Internet search capabilities by having a GoTo search box on their sites, which either transfers their users to the GoTo Web site or generates GoTo search results while maintaining the look, feel and navigation features specific to the affiliates' sites. This enables affiliates to enhance their users' experience with search functionality and to generate additional revenue from the consumer and business audiences visiting their sites through the sale of advertising on search pages. The economics of these agreements vary from affiliate to affiliate. Because GoTo focuses on deriving its revenue primarily from search results rather than banner advertising, GoTo can provide these benefits without charging licensing or set-up fees and without competition for consumer and business attention for non-search content. GoTo's agreements with its portal and browser affiliates vary in initial duration from three months to three years and depending on the agreement, may be terminable upon the occurrence of certain events, including for our failure to meet certain service levels, for general breaches of agreement terms, for changes in control or in some instances, at will. Through our network, we are building relationships with affiliates that are intended to increase the number of clickthroughs delivered to advertisers, which would increase the value of the GoTo advertising proposition. According to Media Metrix, GoTo had over 63 million unique users in April 2001 through its own site and affiliate network.

GOTO STRATEGY

     GoTo's objective is to expand participation and increase transactions in its online marketplace. We believe that a critical mass of advertisers, consumers and businesses, and affiliates stimulates growth in the number of marketplace participants, which in turn can increase the efficiency of the GoTo service. We further believe that this efficiency will increase the competition for prominent search result placement on our search service and may, thereby, increase the amounts advertisers are willing to bid for participation in the GoTo marketplace. We believe that advertisers are attracted to GoTo as a result of the large number of opportunities to reach interested consumers and businesses, and that consumers and businesses find GoTo useful due to the breadth of relevant advertiser links displayed on the GoTo service. A large and active base of paying advertisers increases GoTo's ability to generate comprehensive, relevant search results and to monetize consumer and business search requests. The resulting service quality and revenue opportunity provides the incentive for GoTo's affiliates to feature GoTo search results on the GoTo Web site or to direct traffic to GoTo's Web site. Key elements of GoTo's strategy are:

     INCREASE ADVERTISER SPENDING. During April 2001, the GoTo marketplace had over 42,000 paying advertisers. GoTo intends to increase the revenue from advertisers through a sales force that directly targets advertising agencies and larger advertisers as well as through the use of its online automated sign up which accommodates all sizes of businesses. To build further advertiser participation, GoTo plans to continue to leverage its reputation for Pay-For-Performance, direct response marketing among advertisers and their intermediaries, such as advertising consultants and media buyers. GoTo reaches these constituencies through multiple marketing channels, including targeted online marketing, mailings, sponsorship of Web sites where advertisers congregate, participation at trade shows, appearances in advertising industry periodicals and agreements with companies who refer advertisers to us. We believe that the GoTo marketplace is scalable and can support a broader and deeper array of advertisers than traditional online advertising solutions. Accordingly, GoTo intends to capture a significant share of the advertising from the growing number of new online businesses.

     EXPAND CONSUMER AND BUSINESS BASE WITH OUR AFFILIATE NETWORK. The GoTo marketplace had approximately 314 million paid introductions in the first quarter of 2001. GoTo believes it can increase the number of consumers and businesses participating in the GoTo marketplace by distributing the GoTo search service on other Web sites not currently in our affiliate network, as well as by enhancing the search service implementations with our current affiliates.

     USE TECHNOLOGY TO EFFECTIVELY SCALE OUR CUSTOMER SUPPORT. The services GoTo currently provides to advertisers include online account creation and keyword bidding, as well as a proprietary account maintenance product that allows advertisers to log in to a secure Web site where they can perform account management functions, such as adding funds to their accounts, viewing performance reports and changing their bids in real time. GoTo intends to utilize its technology to grow an efficient and scalable operations infrastructure enabling a high volume of advertisers at a high quality service level and at a relatively low internal cost. In addition, GoTo plans to continue to enhance the services it provides to advertisers. GoTo intends to increasingly automate the sale of advertising, enabling advertisers to have greater control over, and satisfaction with, advertising on the GoTo marketplace. GoTo is able to reduce its cost of revenue and customer service costs because a majority of advertisers open and maintain their accounts with GoTo through an automated interface.

     DERIVE STRATEGIC ADVANTAGE FROM EFFICIENT COST STRUCTURE. GoTo believes that its business model provides a number of competitive advantages. The advertisers participating in the GoTo marketplace can provide their own Web site descriptions and, through competitive bidding, with bid amounts visible to all participants, rank and set the prices paid for their position in the search results and, consequently, the amounts they pay GoTo for each click on their search result. This reduces the costs GoTo must pay to perform these tasks. In addition, our business model does not require us to carry any physical inventory. GoTo is therefore able to direct the capital that would otherwise be used for these purposes towards growing our business, enhancing our services and pursuing other strategic opportunities.

     EXPAND THE GOTO SERVICE INTO INTERNATIONAL MARKETS. GoTo believes that international consumers and businesses also desire quick, easy and relevant search results for products, services and information and that international advertisers can benefit from a cost-effective, targeted way to reach consumers and businesses using GoTo's Pay-For-Performance model. GoTo also believes that its automated advertiser sign-up technology, distributed affiliate network model and efficient cost structure will enable it to replicate its U.S.-based marketplace in other countries. As a result, we launched the GoTo service in the United Kingdom in November 2000 and plan to launch our German-speaking search service during the first half of 2002.

THE GOTO SERVICE

SEARCH TOOL

     Consumers and businesses use the GoTo search service to locate desired providers of products, services and information, and can access the GoTo search service from either the tens of thousands of Web sites that are affiliates or from GoTo's home page. After entering a targeted keyword search, or performing a directory search from an affiliate's Web site or from the GoTo home page, consumers and businesses are presented with GoTo search results. For consumers and businesses whose search results are presented at the GoTo Web site, the GoTo search results page also contains an easily navigable directory to facilitate consumer and business search. Consumers and businesses then access the desired Web site by clicking on the hypertext links included in the search results. To further assist consumers and businesses in locating desired Web sites, GoTo search results pages include suggested related searches.

BIDDING FOR PRIORITY PLACEMENT IN SEARCH RESULTS

     GoTo search results for the search service are prioritized for consumers and businesses based on advertiser bids for placement of their search listings within the search results. Paying advertisers are listed in descending bid order, with the highest bidder appearing as the first search result. Bids are expressed as the amount advertisers pay GoTo for each paid introduction. Based on GoTo search data, a disproportionate number of GoTo consumers and businesses click on the first, second or third Web sites listed. Following paid priority results of the search service, GoTo offers a listing of Web sites generated by traditional search technology currently provided through an agreement with Inktomi Corporation. As of April 30, 2001, GoTo's proprietary database included 7.3 million search listings.

     Advertiser bid amounts are displayed next to each search result. By disclosing bids to both consumers and businesses and other advertisers, GoTo promotes an open and efficient marketplace. Using the open bidding information, advertisers are able to determine the bids necessary to achieve their desired ranking, which enables competition among advertisers and promotes greater relevancy for consumers and businesses.

ADVERTISING ON GOTO

     GoTo offers a self-service, online form where advertisers can sign up and bid for search listings. Potential advertisers find the GoTo Web site directly or through custom offer pages on our affiliates' sites. On the welcome page of the sign up form, potential advertisers are able to access a frequently asked questions page that contains information about GoTo's guidelines for crafting relevant search results, instructions for opening a new account and account maintenance information.

     As part of the sign up process for new advertisers, advertisers enter basic contact information and select a unique user ID and password for accessing and maintaining account information online using GoTo's proprietary account maintenance product. Each advertiser also enters keywords on which it wishes to bid, the bid amounts, with a minimum bid of five cents per keyword, and information about the advertiser's Web site, including a title customized for the applicable keyword, a description of its Web site offerings and information necessary for hypertext linking. Advertisers are only required to provide a textual description of their offerings, as opposed to labor-intensive graphics and other multimedia content, which enlarges the number of potential participants.

     During the sign up process, advertisers also enter payment information. Advertisers must currently commit to a minimum initial payment of $25 or $50. In addition, every new advertiser is required to spend a minimum of $20 per month. Beginning March 1, 2001, new advertisers became subject to this monthly minimum requirement and the minimum five-cent per keyword bid requirement. Beginning September 1, 2001, all advertisers will be subject to the minimum bid and minimum spending requirements. An advertiser may choose to pay by check or credit card. After entering payment information, advertisers are presented with the terms and conditions of advertising on the GoTo service, which must be accepted before an order is processed. After the advertiser accepts these terms, a confirmation screen appears with a tracking number for the advertiser's convenience. If an advertiser contacts GoTo's customer service, the tracking number enables us to quickly find the advertiser's enrollment application. Once the sign up process has been completed, the advertiser receives a confirmation by e-mail that GoTo received the sign up form.

     By automating the sale and maintenance of advertising accounts, GoTo enables advertisers to have greater control over, and satisfaction with, the advertising process, while simultaneously reducing GoTo's operating costs. GoTo also employs a sales and support team to attract large accounts, to review advertising for relevancy and to assist advertisers in cases where more personal attention is required.

     GoTo offers advertisers a variety of payment plans to ensure that advertisers maintain sufficient funds in their GoTo account and remain active on the service. Advertisers on the GoTo service pay for advertising in advance, or for qualified accounts, may elect to be invoiced. GoTo notifies advertisers using its service by e-mail when account balances are running low so that they can add to their account balances. As an alternative, advertisers that prepay GoTo may authorize GoTo to charge them on a monthly basis to refresh their account or to charge them an additional fixed amount each time their account approaches a zero balance.

     To promote fairness and efficiency, GoTo has adopted marketplace rules and policies. For example, advertisers are not permitted to bid on search results unrelated to their Web site offerings. Each advertiser's compliance with these rules and policies is enforced in part by other advertisers participating in the service. The GoTo service also uses proprietary clickthrough analysis systems that are designed to exclude from an advertiser's charges clickthroughs that are unlikely to be genuine leads.

MARKETING, SALES AND SERVICE

Consumers and Businesses

     GoTo attracts consumers and businesses through its affiliate network and its home page. The affiliate network consists of other Web sites that display GoTo search listings by incorporating our search results on their Web site, providing a link that transfers a user to the GoTo home page or search results page, or incorporating some of our search results on their site (such as the top three to five search results, or Premium Listings). GoTo has established relationships with search engines and portals, including AOL, Terra Lycos and AltaVista, that offer GoTo's Premium Listings as part of the portal's search results. GoTo has also established relationships with browsers that offer GoTo search functionality as a default search service in rotation with other providers of search functionality.

     Web sites may be compensated for being an affiliate in several ways:

     First, affiliate sites can place a GoTo search box on their site and earn a payment for each consumer or business search that is delivered to the GoTo search results. Affiliates interested in receiving payment for directing traffic to GoTo's Web site fill out an application form at our site. Once the application form is accepted, the affiliate receives a confirmation e-mail from us, which directs the affiliate to a Web site where it can obtain a search box to place on its site. At this Web site, the affiliate can also obtain user traffic information and revenue reports. GoTo offers affiliates several different search box options. Once an affiliate selects a search box, it receives a tracking ID that enables GoTo, with assistance from a third party provider, to track traffic from the affiliate to GoTo.

     Second, GoTo generates traffic on its service by distributing GoTo's Pay-For-Performance search service to other sites. Through this part of our affiliate network, a consumer or business queries the GoTo search service at an affiliate's Web site and receives GoTo's search results with or without leaving the affiliate's site, at the affiliate's choice.

     Third, an affiliate offers the GoTo search results as part of other search results that they provide their users. For example, as part of our affiliate network, we have established contracts with Web sites that aggregate the search offerings of several providers of search services. These contracts provide that our search service is included in the aggregated search offerings on these sites. Similarly, GoTo has entered into contracts with portals, in which our Premium Listings are offered in their search results. Finally, in contracts with Internet browsers, like Microsoft Internet Explorer and Netscape's browser product, our search service is offered on the browser's search page or as part of the browser's search functionality.

     The economic arrangements for the offering of our service generally vary and include:

     - fixed guarantees, provided the affiliate meets and maintains certain performance standards;

     - payment based on a percentage of revenue;

     - payment for clicks on our search results;

     - payment for impressions of our search results;

     - payment for searches done on our service;

     - payment for impressions of our search box; and

     - combinations of the foregoing.

     Affiliates electing to host GoTo search functionality on their sites can take advantage of any or all of the following benefits:

     - acquire turnkey search service without the need to develop and manage it in-house;

     - generate revenue without the costs and challenges associated with building and maintaining their own advertising sales force;

     - enable rapid implementation of search functionality with no out-of-pocket investment; and

     - build and maintain brand loyalty by delivering content with the look, feel and navigation features specific to each affiliate, creating the impression to consumers and businesses that they have not left the affiliate's site.

     Microsoft: In February 2001, GoTo and Microsoft entered into a one-year extension of an agreement entered into between GoTo and Microsoft in January 2000. Under the terms of the extension, Microsoft will continue to include GoTo along with other search engines among the choices of search engines provided to users of their Internet Explorer 4 and Internet Explorer 5 browsers.

     Terra Lycos: In November 2000, GoTo and Terra Lycos entered into a three-year distribution agreement under which a certain number of GoTo's listings was added to Lycos.com and HotBot search results.

     AltaVista: In November 2000, GoTo and AltaVista entered into an 18-month distribution agreement under which GoTo will provide AltaVista's search service users with a certain number of GoTo's listings on select search results pages of AltaVista.

     AOL: In August 2000, GoTo and AOL entered into a 19-month distribution agreement under which AOL will display GoTo's listings on the search results page of AOL, AOL.com and Netscape's Netcenter. The agreement calls for a minimum guaranteed payment by GoTo of $50 million over the term of the agreement.

     Netscape Premier Provider Agreement: In July 2000, GoTo and Netscape renewed our agreement for another year until June 30, 2001 under which GoTo remained one of Netscape's premier search and directory service providers on Netscape's browser product.

     CompuServe: In May 2000, CompuServe Interactive Services, Inc. and GoTo entered into a two-year agreement under which CompuServe will integrate GoTo search services and display GoTo search results.

     InfoSpace: In March 2001, InfoSpace (the successor in interest to Go2Net, Inc.) and GoTo renewed an agreement for another two years, under which GoTo will provide search results for inclusion in MetaCrawler and Dogpile.

     EarthLink: In September 1999, EarthLink and GoTo entered into a two-year agreement beginning on January 1, 2000, that provides for GoTo to be the default provider of search engine services on the EarthLink site.

Advertisers

     GoTo attracts advertisers through direct marketing efforts, which include mailings and other promotional material sent directly to advertising agencies and to targeted accounts. To build further advertiser participation, GoTo will continue to leverage its reputation for Pay-For-Performance, direct response marketing among advertisers and their intermediaries, such as advertising consultants and media buyers. GoTo will continue to reach these constituencies through multiple marketing channels, including our direct sales force, targeted online marketing, mailings, sponsorship of Web sites where advertisers congregate, participation at trade shows and appearances in advertising industry periodicals. GoTo also enters into referral agreements with companies that receive payment for each advertiser that they refer to us who becomes an advertiser of our service.

TECHNOLOGY

     The GoTo technical operating environment is designed to provide the best search experience on the Internet to consumers and businesses, advertisers and affiliates. GoTo intends to continue investing in its technology infrastructure to maintain and enhance its competitive advantage.

     GoTo makes its services available to advertisers, consumers and businesses through a combination of its own proprietary technology and commercially available technology from industry leading providers such as Sun Microsystems, Cisco, Oracle, Informix and Silknet. GoTo also relies upon third parties to provide Web hosting services, including hardware support and service and network coordination.

     Any disruption in the Internet access or other services provided by third parties could have a material adverse effect on our business. Accordingly, our research and development efforts include the development and implementation of business continuity and disaster recovery systems, improvement of data retention, backup and recovery processes and systems and standardization of technology platforms.

COMPETITION

     The market for Internet products, services and advertising is rapidly evolving and intensely competitive. Currently, no other companies offering performance-based marketing services have our advertiser base or affiliate distribution breadth or provide Web site search results that are ordered by bid price and set by advertisers bidding for priority placement in an ongoing, auction. However, some companies are competing directly, including FindWhat and PRIMEDIA, through its About.com Sprinks product, each of which has a pay per click product. There are also other companies that offer directly competing services. GoTo potentially competes with many other providers of Web directories, search and information services, as well as traditional media, for consumer and business attention and advertising expenditures. We expect competition to remain intensely competitive in the future. Barriers to entry may not be significant, and current and new competitors may be able to launch new competing services at a relatively low cost. Accordingly, we believe that our success will depend heavily upon achieving significant market acceptance before our competitors and potential competitors introduce competing services. We have affiliate arrangements with companies that may be considered potential competitors.

     GoTo competes with online services, other Web sites and advertising networks such as DoubleClick and 24/7 Media, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, GoTo may face increased pricing pressure for the sale of advertisements and direct marketing opportunities, which could adversely affect our business and operating results.

     GoTo also competes with providers of Web directories, search, and information services, all of whom offer services competitive with GoTo, including, among others: AltaVista, Ask Jeeves, CNET, Excite@Home (including WebCrawler and Magellan), Google, Inktomi, LookSmart, Microsoft (LinkExchange, Inc. and msn.com), Terra Lycos (including HotBot) and Yahoo.

     Some of these competitors, as well as potential entrants into our market, have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of these current and potential competitors can devote substantially greater resources to promotion and Web site and systems development than we can. In addition, as the use of the Internet and other online services increases, larger, well-established and well-financed entities may continue to acquire, invest in or form joint ventures with providers of Web directories, search and information services or advertising solutions, and existing providers of Web directories, search and information services or advertising solutions may continue to consolidate. In addition, providers of Internet browsers and other Internet products and services who are affiliated with providers of Web directories and information services in competition with the GoTo service may more tightly integrate these affiliated offerings into their browsers or other products or services. Any of these trends would increase the competition we face and could adversely affect our business and operating results.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     Our services operate in part by making Internet services and content available to our users. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with third parties. These claims might, for example, be made for defamation, negligence, copyright, trademark or patent infringement, personal injury, invasion of privacy or other legal theories. Allegations are made against us from time to time concerning these types of claims. Any claims could result in costly litigation and be time consuming to defend, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. There can be no assurance that our services do not infringe the intellectual property rights of third parties. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse affect on our business, operating results and financial condition.

     GoTo seeks to protect its proprietary rights, but its actions may be inadequate to protect its trademarks or other proprietary rights or to prevent others from claiming violations of their proprietary rights. GoTo has filed for patents to protect proprietary technology that it is using or developing; however, we cannot be assured that we will be granted these patents or that we will successfully defend them, should a claim arise. GoTo enters into confidentiality agreements with its employees and consultants and generally controls access to and distribution of its proprietary information. We also enter into non-disclosure agreements with third parties to which we disclose confidential information. Despite GoTo's efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use its proprietary information. Third parties may infringe or misappropriate GoTo's proprietary rights, which could have a material adverse effect on GoTo's business, results of operations and financial condition.

     We seek to protect our copyrights, service marks, trademarks, trade dress and trade secrets through a combination of laws and contractual restrictions, such as confidentiality agreements. For example, we attempt to register our trademarks and service marks in the United States and other countries throughout the world. However, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online.

EMPLOYEES

     GoTo had 513 full-time employees as of April 30, 2001. As of that date, GoTo's employees were comprised of 151 people who are engaged in technical operations and product development; 258 in marketing, sales and service; and 104 in finance, administration and operations. Marketing, sales and service employees include customer service representatives, salespeople, sales administration personnel, marketing and communications personnel and creative services personnel.

FACILITIES

     GoTo leases approximately 58,000 square feet of office space in Pasadena, California; approximately 12,000 square feet of office space in San Mateo, California; and approximately 17,000 square feet of office space in Morrisville, North Carolina. We believe our current facilities will be adequate to sustain the anticipated increase in headcount for the current fiscal year.

LITIGATION

     On November 3, 2000, GoTo was served with a summons and complaint by MercExchange, L.L.C., alleging patent infringement relating to GoTo's online auction and shopping services. On June 1, 2001, GoTo entered into a settlement agreement and release with MercExchange, under which MercExchange agreed to dismiss the litigation in exchange for a cash payment, the amount of which was paid from the escrow funds created in connection with GoTo's acquisitions of AuctionRover and Cadabra. In addition, legal fees and other expenses paid by GoTo to defend this litigation were reimbursed to GoTo from the escrow funds.

                                   MANAGEMENT

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Ted Meisel...........................  37     Chief Executive Officer, President and
                                              Director
Todd Tappin..........................  39     Chief Financial Officer
Jaynie Studenmund....................  47     Chief Operating Officer
Harry Chandler.......................  48     Executive Vice President
Stephanie A. Sarka...................  38     Senior Vice President of Product Lines and
                                              Corporate Marketing
James B. Gallinati Jr. ..............  45     Senior Vice President of Advertiser Business
                                              Group
Robert M. Kavner.....................  57     Chairman
Steve Alesio.........................  47     Director
Jeffrey S. Brewer....................  32     Director
William Elkus........................  49     Director
William Gross........................  42     Director
Linda Fayne Levinson.................  59     Director

     Ted Meisel has served as a Director and as Chief Executive Officer since February 2000 and he has served as President since May 1999. From December 1998 until January 2000, he also served as Chief Operating Officer. From April 1996 to November 1998, he served in a variety of roles at Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), an online provider of city guides and live-event ticketing, most recently as Vice President of the Products and Technology Group. From November 1991 to March 1996, he worked at McKinsey & Company, a management consulting firm, most recently as an Engagement Manager. Mr. Meisel holds a B.A. in History from Dartmouth College and a J.D. from Stanford Law School.

     Todd Tappin has served as Chief Financial Officer since October 1998. From March 1992 to October 1998, Mr. Tappin served as Senior Vice President of Finance for News Corp.-Twentieth Century Fox, where he oversaw all Finance, Strategic Planning and Business Development for the Home Entertainment and Interactive Divisions, and served as the General Manager of Twentieth Century Fox's Home Entertainment Division in Canada. Mr. Tappin began his professional career as a certified public accountant at Deloitte, Haskins and Sells. He holds a B.S. in Business from the University of Colorado.

     Jaynie Studenmund has served as Chief Operating Officer since January 2001. From February 2000 to December 2000, Ms. Studenmund was the President and Chief Operating Officer for PayMyBills.com, Inc., a leading Internet bill management company, where she was responsible for all line, technology, operations and staff functions. From 1997 to 1998, she was the Executive Vice President for Retail Banking at Home Savings of America, and from 1996 to 1997, served as an Executive Vice President for Retail Banking at Great Western Bank. Ms. Studenmund has a B.A. in Economics from Wellesley College and a M.B.A. from Harvard Business School.

     Harry Chandler has served as Executive Vice President since March 1999. From April 1994 to March 1999, he served as Director of New Business Development at the Los Angeles Times. From 1991 to 1994, he served as President of Dream City Films. Mr. Chandler holds a B.A. in Communications from Stanford University.

     Stephanie A. Sarka has served as Senior Vice President of Product Lines and Corporate Marketing since May 2000 and as Senior Vice President of Marketing from March 1998 to May 2000. From March 1993 to September 1997, Ms. Sarka worked for Mark Cross, the American luxury goods brand, where she served first as Senior Manager of Product Management, then as Director of Merchandise Planning & Brand Development, then as Divisional Vice President & General Manager. Ms. Sarka holds a B.A. in Economics from Stanford University and a M.B.A. from Harvard Business School.

     James B. Gallinatti Jr. has served as Senior Vice President of Advertiser Business Group since January 2000, as Senior Vice President of Advertiser and Affiliate Business Group from May 2000 to January 2000, as Senior Vice President of Sales and Service from September 1999 to May 2000, and as Vice President of Sales and Client Services from March 1998 to September 1999. From May 1996 to September 1997, Mr. Gallinatti served as Vice President of Sales and Marketing at Austin James, Inc., a consumer software company. From June 1986 to July 1995, he worked for Lotus Development Corporation in a variety of roles, including West Coast Regional Director of Sales from March 1990 to June 1994, and Director of Marketing for cc:Mail from June 1994 to July 1995. Mr. Gallinatti received his B.A. in Human Biology from Stanford University.

     Robert M. Kavner has served as a Director since November 1998 and as Chairman of the Board since September 2000. Mr. Kavner serves on the board of directors of Bill Gross' idealab!, a creator and operator of new technology companies, since December 1998. From September 1995 to December 1998, he served as President and Chief Executive Officer of On Command Corporation, a supplier of in-room entertainment and information services to the lodging industry. From June 1994 to September 1995, he served as an advisor to Creative Artists Agency. From May 1984 to May 1994, he served as an Executive Vice President of AT&T, where he acted as Chief Executive Officer of Multimedia Products and Services. Mr. Kavner currently serves on the board of directors of the following public companies: FleetBoston Financial Corporation, Earthlink Inc. and Jupiter Media Metrix Inc. He also serves on the board of directors of several private companies. Mr. Kavner received his B.B.A. in Business Management from Adelphi University.

     Steve Alesio has served as a Director since May 2001. Mr. Alesio has served as Senior Vice President of The Dun & Bradstreet Corporation since January 2001. Prior to joining The Dun & Bradstreet Corporation, Mr. Alesio was employed by The American Express Company in New York, where he served as President and General Manager of the Business Services group and as a member of the company's Planning and Policy Committee. Mr. Alesio also serves as a director of Administaff Inc., a human resource services company. Mr. Alesio received his B.A. from St. Francis College, Pennsylvania and a M.B.A. from the University of Pennsylvania's Wharton School.

     Jeffrey S. Brewer has served on the Board since June 1998 and as Chairman of the Board from January 2000 to September 2000. From March 1998 to May 1999, he also served as President, and from March 1998 until January 2000, he also served as Chief Executive Officer. From August 1995 to January 1998, he was a founder and served as Chief Technology Officer of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), an online provider of city guides and live event ticketing. From June 1994 to August 1995, he served as Manager of Online Development at Knowledge Adventure, Inc., an educational software developer of multimedia CD-ROMs for children. Mr. Brewer received his B.A. in Economics from Southern Methodist University.

     William Elkus has served as a Director since March 1999. Mr. Elkus has served as a Managing Director of Clearstone Venture Partners, a venture capital firm, since March 1998. From January 1994 to December 1997, he was a co-founder and served as Managing Director of Klein Investment Group LP, a merchant bank. He serves on the board of directors of several private companies. Mr. Elkus received a S.B. in Mathematics from MIT, a S.M. in Management from MIT Sloan School of Management and a J.D. from Harvard Law School.

     William Gross has served as a Director since GoTo's inception in September 1997. He also served as President and Chief Executive Officer from GoTo's inception until March 1998 and served as Chairman of the Board from GoTo's inception until November 1998. Mr. Gross was a founder of Bill Gross' idealab!, a creator and operator of new technology companies, and currently serves as its Chairman of the Board and Chief Executive Officer. From June 1991 to January 1997, he served as Chairman of Knowledge Adventure, Inc., an educational software developer of multimedia CD-ROMs for children, which was founded by Mr. Gross. From February 1986 to March 1991, he was a developer at Lotus Development

Corporation. He also serves on the board of directors of several private companies. Mr. Gross received his B.S. in Mechanical Engineering from the California Institute of Technology.

     Linda Fayne Levinson has served as a Director since November 1998. Ms. Levinson has served as a partner of GRP Management Services, Inc., a private equity investment fund financing early stage companies, since April 1997. From 1994 to 1997, she served as President of Fayne Levinson Associates, a management consulting firm. Ms. Levinson serves on the board of directors of NCR Corporation, Administaff Inc., Jacobs Engineering Group Inc. and lastminute.com PLC. She also serves on the board of directors of several private companies. Ms. Levinson received her A.B. in Russian Studies from Barnard College, her M.A. in Russian Literature from Harvard University, and her M.B.A. from New York University.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2001, and as adjusted to reflect the sale of the shares of common stock offered in this offering, by:

     - each person serving as our chief executive officer and each of our three next most highly compensated executive officers during the fiscal year ended December 31, 2000;

     - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

     - each of our directors;

     - the selling stockholder; and

     - all directors and executive officers as a group.

     This table assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 30, 2001 are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

     Except as indicated in this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 52,879,473 shares of common stock outstanding on April 30, 2001 and 55,379,473 shares of common stock outstanding after completion of this offering. Unless otherwise indicated, the address of each of the individuals named below is 74 North Pasadena Avenue, Third Floor, Pasadena, CA 91103.

                                                BENEFICIAL                               BENEFICIAL
                                                OWNERSHIP                                OWNERSHIP
                                             BEFORE OFFERING       SHARES BEING        AFTER OFFERING
                                           --------------------   SOLD BY SELLING   --------------------
        NAME OF BENEFICIAL OWNER             NUMBER     PERCENT     STOCKHOLDER       NUMBER     PERCENT
        ------------------------           ----------   -------   ---------------   ----------   -------
DIRECTORS AND OFFICERS
  Robert M. Kavner(1)....................      70,000         *            --           70,000       *
  Steve Alesio(2)........................      50,000         *            --           50,000       *
  Jeffrey S. Brewer(3)...................   1,651,869       3.1%           --        1,651,869     3.0%
  William Elkus(4).......................      52,530         *            --           52,530       *
  William Gross(5).......................  13,607,445      25.7     5,000,000        8,636,102    15.6
  Linda Fayne Levinson(6)................      61,405         *            --           61,405       *
  Ted Meisel(7)..........................     886,195       1.7            --          886,195     1.6
  James B. Gallinatti Jr.(8).............     359,078         *            --          359,078       *
  Todd Tappin(9).........................     357,769         *            --          357,769       *
  Harry Chandler(10).....................     314,557         *            --          314,557       *
5% AND SELLING STOCKHOLDER
  Bill Gross' idealab!(11)...............  13,554,915      25.6     5,000,000        8,583,572    15.5
5% STOCKHOLDERS
  RS Investment Management Co. LLC(12)...   3,134,800       5.9            --        3,134,800     5.7
  Entities affiliated with Clearstone
     Venture Partners(13)................       2,530         *            --            2,530       *
  Capital Research and Management
     Company(14).........................   2,850,000       5.4            --        2,850,000     5.1
  Moore Capital Management, Inc.(15).....   2,892,495       5.5            --        2,892,495     5.2
All directors and officers as a
  group(16)..............................  18,305,452      34.6     5,000,000       13,305,452    24.0

---------------
  * Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

 (1) Includes options, granted as of May 24, 2001, which, if exercised, would be subject to a right of repurchase by GoTo as of the date of grant, which right of repurchase lapses as to such shares over a four-year period.

 (2) Includes options, granted as of May 24, 2001, which, if exercised, would be subject to a right of repurchase by GoTo as of the date of grant, which right of repurchase lapses as to such shares over a four-year period.

 (3) Includes options, granted as of May 24, 2001, which, if exercised, would be subject to a right of repurchase by GoTo as of the date of grant, which right of repurchase lapses as to such shares over a four-year period.

 (4) Includes options, granted as of May 24, 2001, which, if exercised, would be subject to a right of repurchase by GoTo as of the date of grant, which right of repurchase lapses as to such shares over a four-year period. The effects of a distribution by entities affiliated with Clearstone Venture Partners on May 1, 2001 have been taken into account. Mr. Elkus disclaims beneficial ownership of these shares that are held by Clearstone Venture Partners or its affiliates, except to the extent of his pecuniary interest therein.

 (5) Includes options, granted as of May 24, 2001, which, if exercised, would be subject to a right of repurchase by GoTo as of the date of grant, which right of repurchase lapses as to such shares over a four-year period. Also includes 13,554,915 shares held of record by Bill Gross' idealab!. If the underwriters exercise their over-allotment in full, Bill Gross' idealab!
     will beneficially own        shares after completion of this offering,
     representing    % of the outstanding shares after completion of this
     offering. The effects of a distribution by entities affiliated with Clearstone Venture Partners on May 1, 2001 have been taken into account. Mr. Gross disclaims beneficial ownership of shares held by Bill Gross' idealab! and Clearstone Venture Partners or their affiliates, except to the extent of his pecuniary interest therein.

 (6) Includes options, granted as of May 24, 2001, which, if exercised, would be subject to a right of repurchase by GoTo as of the date of grant, which right of repurchase lapses as to such shares over a four-year period.

 (7) Includes options which, if exercised, would be subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period.

 (8) Includes shares subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period. Also includes options which, if exercised, would be subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period.

 (9) Includes shares subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period. Also includes options which, if exercised, would be subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period.

(10) Includes options which, if exercised, would be subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period.

(11) The address of Bill Gross' idealab! is 130 West Union Street, Pasadena, CA 91103. If the underwriters exercise their over-allotment in full, Bill
     Gross' idealab! will beneficially own        shares after completion of
     this offering, representing    % of the outstanding shares after completion
     of this offering.

(12) Based solely upon a Schedule 13G filed February 15, 2001. The address of RS Investment Management Co. LLC is 388 Market Street, San Francisco, CA 94111.

(13) The effects of a distribution by entities affiliated with Clearstone Venture Partners on May 1, 2001 have been taken into account. The address of Clearstone Venture Partners is 130 West Union Street, Pasadena, CA 91103.

(14) Based solely upon a Schedule 13G filed February 12, 2001. The address of Capital Research and Management Company is 333 South Hope Street, Los Angeles, CA 90071.

(15) Based solely upon a Schedule 13G filed May 8, 2001. The address of Moore Capital Management, Inc. is 1251 Avenue of the Americas, New York, NY 10020.

(16) Includes shares subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period. Also includes options which, if exercised, would be subject to a right of repurchase by GoTo as of April 30, 2001, which right of repurchase lapses as to such shares over a four-year period.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     GoTo is authorized to issue 200,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description of GoTo's capital stock does not purport to be complete and is subject to and qualified in its entirety by GoTo's certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of April 30, 2001, there were 52,879,473 shares of common stock outstanding, which were held of record by 854 stockholders of record and a substantially greater number of beneficial holders.

     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of a liquidation, dissolution or winding up of GoTo, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

     GoTo has a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. GoTo's stockholders may not vote cumulatively in the election of directors.

PREFERRED STOCK

     As of April 30, 2001, no shares of preferred stock were outstanding.

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of GoTo without further action by the stockholders.

REGISTRATION RIGHTS

     Under agreements with GoTo, Bill Gross' idealab! is entitled to certain rights with respect to the registration of sales of 926,215 shares of GoTo common stock under the Securities Act. Future sales of substantial amounts of common stock in the public market following this offering could adversely affect market prices prevailing from time to time and could impair GoTo's ability to raise capital through sale of its equity securities.

     Bill Gross' idealab! owns shares of common stock issued upon conversion of Series A preferred stock and Series D preferred stock. The holders of at least 50% of the 471,111 shares issued upon conversion of Series A preferred stock may require on two separate occasions that GoTo register their shares for public resale, if the value of the securities to be registered is at least $500,000. Also, if GoTo elects to register any of its shares of common stock for a public offering, the holders of these 471,111 shares are entitled to include their shares of common stock in the registration, although GoTo may reduce the number of shares proposed to be registered in view of market conditions. All such registration rights will terminate on June 18, 2002 or earlier for any holder who can sell his or her shares under certain circumstances in any three-month period without requiring registration.

     The holders of at least 50% of the 3,628,447 shares issued upon conversion of Series D preferred stock may require on two separate occasions that GoTo register their shares for public resale, if the value of the securities to be registered is at least $500,000, or $2 million for certain registrations requiring greater disclosures. Also, if GoTo elects to register any of its shares of common stock for purposes of effecting any public offering, the holders of these 3,628,447 shares are entitled to include their shares of common stock in the registration, although GoTo may reduce the number of shares proposed to be registered in view of market conditions. All such registration rights will terminate on June 18, 2004 or earlier for any holder who can sell his or her shares under certain circumstances in any three-month period without requiring registration.

     The registration of Bill Gross' idealab!'s shares of GoTo common stock in this offering do not constitute a request for registration under the above registration rights agreements.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision eliminates each director's liability to us or our stockholders for monetary damages to the fullest extent permitted by Delaware law. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. We have also entered into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance. We have also obtained directors' and officers' liability insurance, which insures against liabilities that our directors or officers may incur in such capacities. In addition, the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement of which this prospectus is a part, provides for indemnification by the underwriters of GoTo, its executive officers and directors and the selling stockholder, and by GoTo of the underwriters and the selling stockholder for certain liabilities, including liabilities arising under the Securities Act of 1933.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2001, we and the selling stockholder have agreed
to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc. ..................................
U.S. Bancorp Piper Jaffray Inc..............................

                                                              --------
  Total.....................................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The Company and the selling stockholder have granted to the underwriters a
30-day option to purchase up to 1,125,000 additional shares,           of which
are from the Company and      of which are from the selling stockholder at the
public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting discounts and commissions paid
  by us....................................     $                $                $                $
Expenses payable by us.....................     $                $                $                $
Underwriting discounts and commissions paid
  by the selling stockholder...............     $                $                $                $
Expenses payable by the selling
  stockholder..............................     $                $                $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of

Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except (i) issuances pursuant to the exercise of employee stock options granted pursuant to option plans existing as of the date hereof or (ii) up to an aggregate of 10% of our outstanding securities for acquisitions (so long as the recipients of securities in any such acquisition agree to the foregoing restrictions).

     Our officers, directors and Bill Gross' idealab! have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus; however, in the case of GoTo's officers and directors, this restriction does not apply to transfers of the lesser of 50% of such stockholder's holdings of common stock or 50,000 shares of such stockholder's holdings of common stock, and, in the case of one officer, an aggregate of 125,000 pursuant to a pre-existing trading plan pursuant to Section 10b5-1 of the Exchange Act.

     We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Our common stock is listed on The Nasdaq National Market under the symbol "GOTO." The shares of common stock to be issued and sold in this offering will be listed on The Nasdaq National Market upon completion of this offering. GoTo intends to change its Nasdaq National Market symbol by September 15, 2001.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an online distribution through its affiliate, CSFBdirect Inc., an online broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock in the offering will be passed upon for GoTo by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. O'Melveny & Myers LLP will act as counsel to the underwriters. As of the date of this prospectus, certain individual attorneys of Wilson Sonsini Goodrich & Rosati, Professional Corporation, participating in this matter beneficially own 19,953 shares of GoTo's common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the Registration Statement, and they are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited the financial statements of Cadabra Inc. as of December 31, 1999 included in our Current Report on Form 8-K/A dated January 31, 2000 and the financial statements of AuctionRover.com, Inc. (a development stage company) as of December 31, 1999, included in our Current Report on Form 8-K dated May 3, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the Registration Statement. The financial statements of Cababra Inc. and AuctionRover.com, Inc. are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

     Frank, Rimerman & Co. LLP, independent auditors, have audited the financial statements of Cadabra Inc. as of December 31, 1998 included in our Current Report on Form 8-K/A dated January 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. The financial statements of Cababra Inc. are incorporated by reference in reliance on Frank, Rimerman & Co. LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedule filed with the registration statement. For further information with respect to GoTo and the common stock offered in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete. We refer you to the copy of such contract or document filed as an exhibit to the registration statement.

     Our registration statement, including exhibits and schedules attached thereto, may be inspected without charge at the Securities and Exchange Commission's public reference facilities in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. You may also obtain copies of all or any part of our registration statement from such offices after payment of fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a worldwide website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

     We are subject to the information and periodic requirements of the Securities Exchange Act and, accordingly, file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the Securities and Exchange Commission's public reference rooms, and the website of the Securities and Exchange Commission referred to above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. The prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. The documents contain important information about GoTo and its finances.

     We incorporate by reference our:

     - Exhibits 99.3, 99.4 and 99.5 to our Current Report on Form 8-K/A dated January 31, 2000 filed on March 16, 2000;

     - Exhibits 99.3 and 99.4 to our Current Report on Form 8-K dated May 3, 2000 filed on May 8, 2000;

     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - Quarterly Report on Form 10-Q for the period ended March 31, 2001;

     - Current Report on Form 8-K dated June 6, 2001 filed on June 6, 2001; and

     - The description of the GoTo common stock contained in our Registration Statement on Form 8-A dated June 15, 1999, registering GoTo's common stock under Section 12(g) of the Exchange Act.

     In addition, all of our filings with the SEC after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference and to be a part of this document until this offering is terminated or completed.

     Any statement contained in the prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the any applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Kasey Byrne, Chief Communications Officer, GoTo.com, Inc., 74 North Pasadena Avenue, Third Floor, Pasadena, California 91103, (626) 685-5600.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheets as of March 31, 2001
  and December 31, 2000.....................................   F-2
Condensed Consolidated Statements of Operations for the
  three months ended March 31, 2001 and 2000................   F-3
Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 2001 and 2000................   F-4
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................   F-5

Report of Independent Auditors..............................   F-8
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................   F-9
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................  F-10
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 2000, 1999 and 1998..............  F-11
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-12
Notes to Consolidated Financial Statements..................  F-13

                                 GOTO.COM, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  8,659        $ 12,986
  Short-term investments....................................     43,848          41,694
  Accounts receivable, net..................................      6,490           5,365
  Prepaid expenses and other................................      1,981           1,970
  Prepaid marketing expenses................................     20,467          23,605
                                                               --------        --------
     Total current assets...................................     81,445          85,620
Property and equipment, net.................................     31,789          26,076
Intangible assets, net......................................      2,917           3,234
Restricted investments......................................      5,712           5,564
Long-term investments.......................................        765             293
Other assets................................................        624             626
                                                               --------        --------
     Total assets...........................................   $123,252        $121,413
                                                               ========        ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................   $ 29,035        $ 23,284
  Accrued expenses..........................................      4,278           4,148
  Deferred revenue..........................................      6,158           4,441
  Current portion of capital lease obligations..............        663             791
                                                               --------        --------
     Total current liabilities..............................     40,134          32,664
Other long-term liabilities.................................        461             576
Long-term capital lease obligations.........................         13              78
STOCKHOLDERS' EQUITY:
  Common Stock, $0.0001 par value, 200,000 shares
     authorized:
     shares issued and outstanding -- 52,873 and 52,566 for
      March 31, 2001 and December 31, 2000, respectively....          5               5
  Additional paid-in capital................................    592,485         591,239
  Deferred compensation, net................................     (1,394)         (1,128)
  Accumulated deficit.......................................   (508,725)       (502,026)
  Accumulated other comprehensive income....................        273               5
                                                               --------        --------
Total stockholders' equity..................................     82,644          88,095
                                                               --------        --------
Total liabilities and stockholders' equity..................   $123,252        $121,413
                                                               ========        ========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 GOTO.COM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2001        2000
                                                              -------    --------
Revenue.....................................................  $51,959    $ 17,215
Cost of revenue(A)..........................................    4,713       2,605
                                                              -------    --------
Gross profit................................................   47,246      14,610
Operating expenses:
  Marketing, sales and service(A)...........................   41,575      16,314
  General and administrative(A).............................    9,065       6,267
  Product development(A)....................................    3,699       2,201
  Amortization of deferred compensation(A)..................      236         425
  Write-off of acquired in-process research and
     development............................................       --       7,550
  Amortization of intangible assets.........................      317      13,954
                                                              -------    --------
                                                               54,892      46,711
                                                              -------    --------
Loss from operations........................................   (7,646)    (32,101)
Other income:
  Interest income, net......................................      955       1,547
  Other income (expense)....................................       (8)         45
                                                              -------    --------
Net loss....................................................  $(6,699)   $(30,509)
                                                              =======    ========
Basic and diluted net loss per share........................  $ (0.13)   $  (0.67)
                                                              =======    ========
Weighted average shares used to compute basic and diluted
  net loss per share........................................   50,217      45,323
                                                              =======    ========

---------------
(A) If deferred compensation were allocated to expense categories, it would be allocated as follows:

Cost of revenue.............................................  $  1    $  2
Marketing, sales and service................................    54     103
General and administrative..................................   170     295
Product development.........................................    11      25
                                                              ----    ----
     Total amortization of deferred compensation............  $236    $425
                                                              ====    ====

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 GOTO.COM, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS; UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (6,699)   $(30,509)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Amortization of deferred stock option compensation.....       236         425
     Accretion of discounts from the purchase of short-term
      and long-term investments.............................      (185)       (413)
     Write-off of acquired in-process research and
      development...........................................        --       7,550
     Depreciation and amortization..........................     3,182       1,295
     Amortization of intangible assets......................       317      13,954
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (1,125)       (402)
     Prepaid expenses and other.............................       (11)        (27)
     Prepaid marketing expenses.............................     3,138        (928)
     Accounts payable and accrued expenses..................     5,881       1,022
     Deferred revenues......................................     1,717         405
                                                              --------    --------
  Net cash provided by (used in) operating activities.......     6,451      (7,628)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from (purchases of) short-term and long-term
     investments, net.......................................    (2,437)     25,737
  Capital expenditures for property and equipment...........    (8,895)     (7,027)
  Net cash used in acquisition..............................        --      (1,407)
  Other assets..............................................      (113)       (438)
                                                              --------    --------
     Net cash provided by (used in) investing activities....   (11,445)     16,865
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock................       744       1,594
  Repayments under lease line...............................      (193)       (164)
  Repayment of debt.........................................        --         (31)
                                                              --------    --------
     Net cash provided by financing activities..............       551       1,399
Effect of exchange rate changes on cash and cash
  equivalents...............................................       116          --
Net increase (decrease) in cash and cash equivalents........    (4,327)     10,636
Cash and cash equivalents at beginning of period............    12,986      11,914
                                                              --------    --------
Cash and cash equivalents at end of period..................  $  8,659    $ 22,550
                                                              ========    ========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                 GOTO.COM, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY, BASIS OF PRESENTATION

     GoTo.com (the Company or GoTo) is the leader in Pay-For-Performance(TM) search on the Internet. GoTo operates a service that provides self-qualified leads to advertisers, who provide search listings for the products, services and information they offer to consumers and businesses. GoTo facilitates these consumer leads, or introductions, through our search service, which enables advertisers to bid in an ongoing auction for priority placement in the search results. Priority placement means that the search results appear on the page ranked in descending order of bid price with the highest bidder's listing appearing first. Each advertiser pays GoTo the amount of its bid whenever a consumer clicks on the advertiser's listing in the search results. Since advertisers pay for each clickthrough, they have an incentive to list only on those words relevant to their offering. Since advertisers pay GoTo only for clickthroughs, or introductions, we refer to our service as Pay-For-Performance. Pay-For-Performance is in contrast to other forms of advertising (such as television, radio or Internet banner advertisements), whereby a business is charged a set amount for advertising whether or not it generates any direct sales leads. GoTo's advertisers include retail merchants, wholesale and service businesses and manufacturers. Consumers and business users access GoTo's listings primarily through the Company's affiliates, a network of Web sites that have integrated GoTo's search service into their sites or that direct usage to the Company's site.

     GoTo operated a consumer-shopping site, GoTo Shopping, beginning in January 2000. On April 30, 2001, GoTo closed its consumer-shopping site.

     GoTo's auction service (GoTo Auctions) operates an online resource for merchants to place and manage their products with other auction sites or services called "ChannelFusion(TM)." Currently GoTo is evaluating strategic alternatives for GoTo Auctions, including an equity partner, the possibility of a sale or closing operations.

     GoTo was incorporated on September 15, 1997 in the state of Delaware and officially launched its service on June 1, 1998. The Company operates in one reportable business segment. GoTo plans to change its corporate name and expects to make such a change in the third quarter of 2001. In April 2001, GoTo entered into an agreement with a third-party where GoTo agreed to assign its rights in the GoTo name to such third-party, and to change its name by September 15, 2001.

     The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

     The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown, except for the write-off during the quarter ended March 31, 2000 of approximately $7.6 million of in-process research and development associated with GoTo's acquisition of Cadabra Inc. (Cadabra), which GoTo operates as "GoTo Shopping." The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

     These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

                                 GOTO.COM, INC.

2. COMPREHENSIVE INCOME (LOSS)

     The Company accounts for comprehensive income (loss) in accordance with Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined therein, refers to revenues, expenses, gains and losses that are not included in net income (loss) but rather are recorded directly in stockholders' equity. Total comprehensive loss for the quarter ended March 31, 2001 approximated net loss.

3. EARNINGS (LOSS) PER SHARE COMPUTATION

     Basic and diluted net loss per share is computed using the weighted average number of shares of common stock outstanding, excluding the unvested portion of stock that is subject to repurchase. The effect of outstanding stock options and unvested stock are excluded from the calculation of diluted net loss per share for the periods presented, as their inclusion would be antidilutive.

     Options to purchase approximately 6.2 million and 3.3 million shares of common stock were outstanding as of March 31, 2001 and 2000, respectively. In addition, as of March 31, 2001, there were approximately 2.4 million shares of unvested common stock outstanding, which are subject to repurchase by GoTo.

4. LITIGATION

     On November 3, 2000, GoTo was served with a summons and complaint by MercExchange, L.L.C. alleging patent infringement relating to GoTo's auction and shopping services. The action is pending in the U.S. District Court in the Eastern District of Virginia. GoTo is currently investigating the merits of this claim. See Note 9.

5. RELATED PARTY TRANSACTIONS

     In January 2000, GoTo entered into an arrangement to lease approximately 58,000 square feet of office space from Bill Gross' idealab!. GoTo is obligated to make total lease payments of approximately $7.1 million commencing on January 15, 2000 and terminating on October 31, 2004. Total payments for the lease were approximately $528,000 and $469,000 for the quarters ended March 31, 2001 and 2000, respectively. Management believes these amounts were materially representative of the fair value of the lease.

     During the quarters ended March 31, 2001 and 2000, GoTo recorded approximately $54,000 and $39,000, respectively, of search listing advertising revenue from Bill Gross' idealab!. Management believes the amounts paid by Bill Gross' idealab! were materially representative of the fair value of advertising services provided.

     On March 3, 2000, GoTo entered into a Stockholder Agreement with Bill Gross' idealab!, which provides, among other things, that Bill Gross' idealab! will not and will cause its affiliates not to, directly or indirectly, except with the prior written consent of our Board of Directors and, without limitation, a majority of our directors who are not, and have not been for the previous twelve months, affiliates of Bill Gross' idealab! or any of its affiliates or associates:

     - become a beneficial owner of 35% or more of the outstanding common stock of GoTo;

     - transfer beneficial ownership of any common stock of GoTo except (A) pursuant to the terms of a merger, consolidation or liquidation of, or tender offer or other business combination transaction with respect to GoTo, in each case approved by our Board of Directors and, without limitation, by a majority of our directors who are not, and have not been for the previous twelve months, affiliates of Bill Gross' idealab! or any of its affiliates or associates; (B) pro rata distributions by certain of

                                 GOTO.COM, INC.

       the affiliated venture funds of Bill Gross' idealab! of shares of common stock of GoTo to their limited partners consistent with past practice, or
       (C) other transfers to third parties, provided that any such third party (together with any of its affiliates and associates) would not, to the knowledge of Bill Gross' idealab! after inquiry, following the completion of such transfer, beneficially own 15% or more of the outstanding common stock of GoTo; or

     - knowingly assist or advise, or knowingly provide or arrange financing to facilitate, another person or entity, or group of persons or entities acting in concert, to become the beneficial owner of 15% or more of the outstanding common stock of GoTo

     The Stockholder Agreement also provides that, until March 3, 2002, so long as Bill Gross' idealab! is the beneficial owner of at least 20% of the outstanding common stock of GoTo, GoTo will not, without the prior written consent of Bill Gross' idealab!, adopt a "shareholder rights plan" (commonly referred to as a "poison pill"); provided, however, that if, in the good faith judgment of GoTo's Board, after consideration of its fiduciary duties, adoption of such a shareholder rights plan would be in the best interests of GoTo's stockholders, GoTo may adopt such a shareholder rights plan without the consent of Bill Gross' idealab! so long as the percentage thresholds set forth in such plan are no more restrictive to Bill Gross' idealab! than the terms of the Stockholder Agreement. If GoTo adopts a shareholder rights plan, the Stockholder Agreement will terminate and be of no further force or effect.

6. RESTRICTED INVESTMENTS

     In August 2000, GoTo entered into a 19-month agreement under which America Online, Inc. (AOL) will display GoTo's Pay-For-Performance search listings on the search results page of AOL, AOL.com and Netscapes's Netcenter. The agreement calls for a guaranteed payment by GoTo of $50 million over the term of the agreement. As part of the guaranteed payment, GoTo issued to AOL a letter of credit for the benefit of AOL, in the amount of $5 million. In order to secure the letter of credit, GoTo holds approximately $5.7 million with a bank, which funds are restricted until the termination of the letter of credit in March 2002.

7. AFFILIATE COMMITMENTS

     GoTo is obligated to make guaranteed payments totaling approximately $32.1 million, $16.7 million and $12.3 million for the remainder of 2001, and in 2002 and 2003, respectively, under contracts to provide search services to its affiliates.

8. CONTINGENT LOSS

     GoTo is in dispute over equipment purchased from MTI Technology Corp. that did not meet its technical specifications. The potential loss has not been recorded, as any loss cannot be reasonably estimated at this time.

9. SUBSEQUENT EVENT

     On November 3, 2000, GoTo was served with a summons and complaint by MercExchange, L.L.C., alleging patent infringement relating to GoTo's online auction and shopping services. On June 1, 2001, GoTo entered into a settlement agreement and release with MercExchange, under which MercExchange agreed to dismiss the litigation in exchange for a cash payment, the amount of which was paid from the escrow funds created in connection with GoTo's acquisitions of AuctionRover and Cadabra. In addition, legal fees and other expenses paid by GoTo to defend this litigation were reimbursed to GoTo from the escrow funds.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
GoTo.com, Inc.

     We have audited the accompanying consolidated balance sheets of GoTo.com, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GoTo.com, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Los Angeles, California
February 6, 2001
(except for Note 8, as to which
date is June 1, 2001)

                                 GOTO.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 12,986    $ 11,914
  Short-term investments....................................    41,694      93,409
  Accounts receivable, net of allowance of $1,000 and $250
     for 2000 and 1999, respectively........................     5,365       2,927
  Prepaid expenses and other................................     1,970         851
  Prepaid marketing expenses................................    23,605       2,034
                                                              --------    --------
     Total current assets...................................    85,620     111,135
  Property and equipment:
     Computer hardware......................................    21,035       9,036
     Computer software......................................    11,364       4,234
     Furniture and fixtures.................................     3,942       1,923
                                                              --------    --------
                                                                36,341      15,193
  Accumulated depreciation and amortization.................   (10,265)     (2,490)
                                                              --------    --------
                                                                26,076      12,703
  Intangible assets, net....................................     3,234          --
  Restricted investments....................................     5,564          --
  Long-term investments.....................................       293       4,932
  Other assets..............................................       626         742
                                                              --------    --------
     Total assets...........................................  $121,413    $129,512
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 23,284    $ 11,910
  Accrued payroll expenses..................................     2,491         976
  Accrued expenses..........................................     1,657         141
  Deferred revenue..........................................     4,441       2,058
  Current portion of debt...................................        --         131
  Current portion of capital lease obligations..............       791         754
                                                              --------    --------
     Total current liabilities..............................    32,664      15,970
  Other long-term liabilities...............................       576          --
  Long-term capital lease obligations.......................        78         768
  Commitments and contingencies

STOCKHOLDERS' EQUITY:
  Common stock, $0.0001 par value, and 200,000 shares
     authorized as of December 31, 2000 and 1999; shares
     issued and outstanding -- 52,566 and 45,519 as of
     December 31, 2000 and 1999, respectively...............         5           5
  Additional paid-in capital................................   591,239     158,799
  Deferred compensation, net................................    (1,128)     (2,584)
  Accumulated deficit.......................................  (502,026)    (43,405)
  Accumulated other comprehensive income (loss).............         5         (41)
                                                              --------    --------
     Total stockholders' equity.............................    88,095     112,774
                                                              --------    --------
     Total liabilities and stockholders' equity.............  $121,413    $129,512
                                                              ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                 GOTO.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              2000         1999        1998
                                                            ---------    --------    --------
Revenue...................................................  $ 103,052    $ 26,809    $    822
Cost of revenue...........................................     13,109       6,213       1,429
                                                            ---------    --------    --------
Gross profit (loss).......................................     89,943      20,596        (607)
Operating expenses:
  Marketing, sales and service............................     94,531      34,459       9,645
  General and administrative..............................     33,798      12,467       1,655
  Product development.....................................     13,523       3,689       1,232
  Amortization of deferred compensation...................      1,376       3,585       1,199
  Write-off of acquired in-process research and
     development..........................................      7,550          --          --
  Amortization of intangible assets.......................    115,600          --          --
  Impairment of intangible assets.........................    309,253          --          --
                                                            ---------    --------    --------
                                                              575,631      54,200      13,731
                                                            ---------    --------    --------
Loss from operations......................................   (485,688)    (33,604)    (14,338)
Other income:
  Interest income, net....................................      5,809       3,777         316
  Other income............................................     21,259         566          --
                                                            ---------    --------    --------
Loss before provision for income taxes....................   (458,620)    (29,261)    (14,022)
Provision for income taxes................................          1           1           1
                                                            ---------    --------    --------
Net loss..................................................  $(458,621)   $(29,262)   $(14,023)
                                                            =========    ========    ========
Pro forma net loss per share..............................  $   (9.54)   $  (0.77)   $  (0.75)
Historical basic and diluted net loss per share...........  $   (9.54)   $  (1.04)   $  (1.36)
Weighted average shares used to compute pro forma net loss
  per share...............................................     48,065      38,219      18,714
Weighted average shares used to compute historical basic
  and diluted net loss per share..........................     48,065      28,207      10,296
If deferred compensation were allocated to expense
  categories, it would be allocated as follows:               2000         1999        1998
                                                            ---------    --------    --------
  Cost of revenue.........................................  $       4    $     16    $     24
  Marketing, sales and service............................        381         670         265
  General and administrative..............................        922       2,673         745
  Product development.....................................         69         226         165
                                                            ---------    --------    --------
     Total amortization of deferred compensation..........  $   1,376    $  3,585    $  1,199
                                                            =========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                 GOTO.COM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                        SERIES A         SERIES B AND C         SERIES D
                                       CONVERTIBLE        CONVERTIBLE          CONVERTIBLE
                                     PREFERRED STOCK    PREFERRED STOCK      PREFERRED STOCK     COMMON STOCK     ADDITIONAL
                                     ---------------   ------------------   -----------------   ---------------    PAID-IN
                                     SHARES   AMOUNT   SHARES     AMOUNT    SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL
                                     ------   ------   -------   --------   ------   --------   ------   ------   ----------
BALANCE AT DECEMBER 31, 1997 ......     --    $  --         --   $     --      --    $     --   10,017     $1      $    242
Issuance of common stock for cash
 and services......................     --       --         --         --      --          --     427      --           286
Issuance of series A convertible
 preferred stock...................    471      212         --         --      --          --      --      --            --
Issuance of series B convertible
 preferred stock and capital
 contribution......................     --       --      8,312      6,281      --          --      --      --            77
Issuance of series C convertible
 preferred stock...................     --       --     10,710     22,152      --          --      --      --            --
Issuance of warrants for
 services..........................     --       --         --         --      --          --      --      --            90
Stock option compensation..........     --       --         --         --      --          --      --      --         2,517
Amortization of deferred
 compensation......................     --       --         --         --      --          --      --      --            --
Net loss...........................     --       --         --         --      --          --      --      --            --
                                      ----    -----    -------   --------   ------   --------   ------     --      --------
BALANCE AT DECEMBER 31, 1998 ......    471      212     19,022     28,433      --          --   10,444      1         3,212
Issuance of common stock, net of
 issuance costs of $8,655..........     --       --         --         --      --          --   6,900       1        94,834
Issuance of series D convertible
 preferred stock...................     --       --         --         --   3,628      24,969      --      --            --
Conversion of preferred stock to
 common stock......................   (471)    (212)   (19,022)   (28,433)  (3,628)   (24,969)  23,121      2        53,612
Exercise of common stock options
 and warrants, net of
 repurchases.......................     --       --         --         --                       5,054       1         2,044
Issuance of warrants and options
 for services......................     --       --         --         --      --          --      --      --           246
Stock option compensation..........     --       --         --         --      --          --      --      --         4,851
Amortization of deferred
 compensation......................     --       --         --         --      --          --      --      --            --
Unrealized losses on short-term and
 long-term investments.............     --       --         --         --      --          --      --      --            --
Net loss...........................     --       --         --         --      --          --      --      --            --
                                      ----    -----    -------   --------   ------   --------   ------     --      --------
BALANCE AT DECEMBER 31, 1999 ......     --       --         --         --      --          --   45,519      5       158,799
Exercise of common stock, net of
 repurchases and issuance of common
 stock pursuant to Employee Stock
 Purchase Plan.....................     --       --         --         --      --          --     768      --         2,863
Issuance of common stock for
 acquisitions......................     --       --         --         --      --          --   6,279      --       429,657
Amortization of deferred
 compensation......................     --       --         --         --      --          --      --      --           (80)
Unrealized losses on short-term and
 long-term investments.............     --       --         --         --      --          --      --      --            --
Cumulative translation
 adjustment........................     --       --         --         --      --          --      --      --            --
Net loss...........................     --       --         --         --      --          --      --      --            --
                                      ----    -----    -------   --------   ------   --------   ------     --      --------
BALANCE AT DECEMBER 31, 2000 ......     --    $  --         --   $     --      --    $     --   52,566     $5      $591,239
                                      ====    =====    =======   ========   ======   ========   ======     ==      ========


                                                     ACCUMULATED
                                                        OTHER
                                       DEFERRED     COMPREHENSIVE   ACCUMULATED
                                     COMPENSATION   INCOME (LOSS)     DEFICIT       TOTAL
                                     ------------   -------------   -----------   ---------
BALANCE AT DECEMBER 31, 1997 ......    $    --          $ --         $    (120)   $     123
Issuance of common stock for cash
 and services......................         --            --                --          286
Issuance of series A convertible
 preferred stock...................         --            --                --          212
Issuance of series B convertible
 preferred stock and capital
 contribution......................         --            --                --        6,358
Issuance of series C convertible
 preferred stock...................         --            --                --       22,152
Issuance of warrants for
 services..........................         --            --                --           90
Stock option compensation..........     (2,517)           --                --           --
Amortization of deferred
 compensation......................      1,199            --                --        1,199
Net loss...........................         --            --           (14,023)     (14,023)
                                       -------          ----         ---------    ---------
BALANCE AT DECEMBER 31, 1998 ......     (1,318)           --           (14,143)      16,397
Issuance of common stock, net of
 issuance costs of $8,655..........         --            --                --       94,835
Issuance of series D convertible
 preferred stock...................         --            --                --       24,969
Conversion of preferred stock to
 common stock......................         --            --                --           --
Exercise of common stock options
 and warrants, net of
 repurchases.......................         --            --                --        2,045
Issuance of warrants and options
 for services......................         --            --                --          246
Stock option compensation..........     (4,851)           --                --           --
Amortization of deferred
 compensation......................      3,585            --                --        3,585
Unrealized losses on short-term and
 long-term investments.............         --           (41)               --          (41)
Net loss...........................         --            --           (29,262)     (29,262)
                                       -------          ----         ---------    ---------
BALANCE AT DECEMBER 31, 1999 ......     (2,584)          (41)          (43,405)     112,774
Exercise of common stock, net of
 repurchases and issuance of common
 stock pursuant to Employee Stock
 Purchase Plan.....................         --            --                --        2,863
Issuance of common stock for
 acquisitions......................         --            --                --      429,657
Amortization of deferred
 compensation......................      1,456            --                --        1,376
Unrealized losses on short-term and
 long-term investments.............         --            87                --           87
Cumulative translation
 adjustment........................         --           (41)               --          (41)
Net loss...........................         --            --          (458,621)    (458,621)
                                       -------          ----         ---------    ---------
BALANCE AT DECEMBER 31, 2000 ......    $(1,128)         $  5         $(502,026)   $ (88,095)
                                       =======          ====         =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                                 GOTO.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              ---------   ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(458,621)  $ (29,262)  $(14,023)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Amortization of deferred compensation..................      1,376       3,585      1,199
     Accretion of discounts from the purchase of short-term
       and long-term investments............................     (1,357)     (1,990)        --
     Losses from disposition of property and equipment......        351          --         --
     Other common stock and warrants........................         --         246        370
     Depreciation and amortization..........................      8,422       2,247        294
     Write-off of acquired in-process research and
       development..........................................      7,550          --         --
     Amortization of intangible assets......................    115,600          --         --
     Impairment of intangible assets........................    309,359          --         --
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (2,415)     (2,571)      (334)
       Prepaid expenses and other...........................     (1,026)       (701)      (150)
       Prepaid marketing expenses...........................    (21,571)       (293)    (1,741)
       Accounts payable and accrued expenses................      9,541       9,929      3,007
       Deferred revenues....................................      2,383       1,877        181
                                                              ---------   ---------   --------
       Net cash used in operating activities................    (30,408)    (16,933)   (11,197)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales/(purchases) of short-term and long-term investments,
     net....................................................     52,194     (96,392)    (1,554)
  Capital expenditures for property and equipment...........    (20,575)    (12,820)        --
  Net cash used in acquisition..............................       (863)         --         --
  Other assets..............................................       (596)       (745)        --
                                                              ---------   ---------   --------
  Net cash provided by (used in) investing activities.......     30,160    (109,957)    (1,554)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of common stock, net...........      2,863      96,880          6
  Proceeds from the issuance of preferred stock, net........         --      24,969     28,722
  Proceeds from lease line..................................         --       1,203        330
  Repayments under lease line...............................       (708)       (499)       (37)
  Repayment of debt.........................................       (835)       (106)        --
                                                              ---------   ---------   --------
  Net cash provided by financing activities.................      1,320     122,447     29,021
Net increase (decrease) in cash and cash equivalents........      1,072      (4,443)    16,270
Cash and cash equivalents at beginning of period............     11,914      16,357         87
                                                              ---------   ---------   --------
Cash and cash equivalents at end of period..................  $  12,986   $  11,914   $ 16,357
                                                              =========   =========   ========
Cash paid during the period for:
  Income taxes..............................................  $       1   $       1   $      2
  Interest..................................................  $     178   $     214   $     11
Non-cash investing and financing activities:
  Issuance of common stock for acquisition of businesses....  $ 422,106   $      --   $     --
  Acquired equipment under capital leases arrangements......         --         525         --
  Acquired equipment under debt arrangement.................  $      --   $     237   $     --

The accompanying notes are an integral part of the consolidated financial statements.

                                 GOTO.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

     GoTo.com, Inc. (the Company or GoTo) operates an online marketplace that introduces consumers and businesses that search the Internet to advertisers who provide products, services and information. Advertisers participating in our marketplace include retail merchants, wholesale and service businesses and manufacturers. GoTo facilitates these introductions through our search service, which enables advertisers to bid in an ongoing auction for priority placement in our search results. Priority placement means that the search results appear on the page ranked in descending order of bid price, with the highest bidder's listing appearing first. Each advertiser pays GoTo the amount of its bid whenever a consumer clicks on the advertiser's listing in our search results. Advertisers pay GoTo for each clickthrough, so advertisers bid only on keywords relevant to the products, services or information that they offer. Because each advertiser chooses the bid amount and advertisement placement that is optimal for its business, we believe the GoTo marketplace provides advertisers with a cost-effective way to target consumers. Consumers access the GoTo search service primarily through our affiliates, a network of Web sites that have integrated GoTo's search service into their sites or that direct consumer traffic to our site. Consumers can also access GoTo's search service directly through GoTo's Web site.

     GoTo also operates an online comparison shopping service called "GoTo Shopping" (see Note 7). Currently, GoTo intends to exit the comparison shopping business, and accordingly GoTo is evaluating strategic alternatives.

     GoTo also operates an online resource for merchants to place and manage their products with other auction sites or services, called "GoTo Auctions" (see
Note 7). Currently GoTo is evaluating strategic alternatives for GoTo Auctions, including an equity partner or the possibility of a sale of this portion of the business.

     GoTo was incorporated on September 15, 1997 in the state of Delaware and officially launched its service on June 1, 1998. The Company operates in one reportable business segment. In October 2000, GoTo announced its intent to change its corporate name and expects to make such a change within 2001.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of GoTo and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

FOREIGN CURRENCY

     The functional currency of the Company's international subsidiaries is the local currency. The financial statements of these subsidiaries are translated to United States dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues, costs and expenses. Translation gains (losses) are deferred and accumulated in accumulated other comprehensive income as a component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions would be included in the consolidated statements of operations. The Company did not incur net gains or losses resulting from foreign exchange transactions during the periods presented.

ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

                                 GOTO.COM, INC.

RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform to current year presentation.

REVENUE RECOGNITION

     Revenue is generated from clickthroughs that users make on advertiser's listings. Search listing advertisement revenue is determined by multiplying the number of clickthroughs on paid search results by the price bid for the particular keyword listing at the time of the clickthrough. Search listing advertising revenues are earned and recognized as actual clickthroughs occur to the extent that the customer has deposited sufficient funds with the Company or provided that the collection of any resulting receivable is probable. Revenue also consists of banner advertising, which constitutes less than 10 percent of our revenue. GoTo has no barter transactions. Banner advertisement revenue is recognized when earned under the terms of the contractual arrangement with the advertiser or advertising agency, provided that collection is probable.

     In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition" (SAB 101), which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The Company adopted SAB 101 in 2000, which had no impact on the Company's financial position and results of operations.

COMPREHENSIVE INCOME (LOSS)

     The Company accounts for comprehensive income (loss) using Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130). SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined therein, refers to revenues, expenses, gains and losses that are not included in net income (loss) but rather are recorded directly in shareholders' equity. Total comprehensive loss for 2000 and 1999 approximated net loss.

COST OF REVENUE

     Cost of revenue consists primarily of costs associated with serving our search results, maintaining our Web site and fees paid to outside service providers that provide and manage unpaid listings. Costs associated with serving our search results and maintaining our Web site include depreciation of Web site equipment, co-location charges for equipment, software licensing fees and salaries of related personnel.

AFFILIATES

     The Company enters into short-term agreements with other Internet companies (affiliates) whereby the Company provides search services within the affiliates' Web sites or the affiliates provide a link to the Company's site. In some cases, the Company pays the affiliates fees based on the term of the agreement and the amount of traffic the Company receives from the Web sites. Some of these fees are paid at the beginning of the contract resulting in prepaid distribution affiliate fees and some of the fees are billed during the term of the contracts resulting in accrued affiliate fees. In other cases affiliates are paid a portion of revenues earned by GoTo. Affiliate fees are charged to marketing, sales and service expense ratably over the contract or based on actual traffic received under the terms of the agreements. A significant portion of the Company's traffic has been generated from a small number of the Company's larger affiliates, which include AOL, Terra Lycos, AltaVista, Netscape, CompuServe, Go2Net, Microsoft and Earthlink. The traffic from these affiliates converts to revenue when consumers click on paid listings.

                                 GOTO.COM, INC.

     The Company expenses advertising media costs as incurred and production cost upon first airing or printing. For the years ended December 31, 2000 and 1999 and 1998, the Company incurred advertising costs, including affiliate fees, of approximately $81.2 million, $30.2 million and $8.8 million, respectively.

PRODUCT DEVELOPMENT

     Product development expenses consist of expenses incurred by the Company in the development, creation and enhancement of its Internet site and service. Product development expenses include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality of the service. Product development costs are expensed as incurred or capitalized in accordance with Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires that cost incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. In 2000, GoTo adopted Emerging Issues Task Force 00-2, "Accounting for Web Site Development Costs" (EITF 00-2). EITF 00-2 requires either capitalizing or expensing costs as incurred on specific Web site development costs based on the nature of each cost. The adoption of EITF 00-2 did not have a material impact on the Company's financial position and results of operations.

CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS, LONG-TERM INVESTMENTS AND RESTRICTED INVESTMENTS

     The Company considers those investments that are highly liquid, readily convertible to cash and which mature within three months from the original date of purchase to be cash equivalents. All of the Company's cash equivalents, short-term and long-term investments, consisting of commercial paper and certificate of deposits, are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses included in "unrealized losses on short-term and long-term investments" as a separate component of stockholders' equity net of applicable income taxes. As of December 31, 2000, the fair value of these securities approximated cost and the unrealized holding gains was approximately $46,000. The realized gains and losses on sales of available-for-sale investments for the year ended December 31, 2000 were not significant. All available-for-sale investments generally mature within one year or less, except for one investment with a fair value of approximately $293,000 and original maturity of 17 months.

     The estimated fair value of cash, cash equivalents and short-term and long-term investments, which approximates the carrying costs as of December 31, 2000, are as follows (in thousands):

                                                 CASH AND CASH    SHORT-TERM      LONG-TERM
                                                  EQUIVALENTS     INVESTMENTS    INVESTMENTS
                                                 -------------    -----------    ------------
Cash...........................................     $ 5,839         $    --          $ --
Commercial Paper...............................       2,481          28,490           293
Certificates of deposit........................       1,001           8,132            --
US Treasury bills..............................       3,665           5,072            --
                                                    -------         -------          ----
                                                    $12,986         $41,694          $293
                                                    =======         =======          ====

     GoTo also has approximately $5.6 million of investments which are restricted (see Note 6).

                                 GOTO.COM, INC.

ACCOUNTS RECEIVABLE

     The allowance for doubtful account activity for the periods indicated are as follows (in thousands):

                                                         ADDITIONS
                                          BALANCE AT     CHARGED TO                  BALANCE AT
                                         BEGINNING OF    COSTS AND                     END OF
                                            PERIOD        EXPENSES     WRITE-OFFS      PERIOD
                                         ------------    ----------    ----------    ----------
Allowance for doubtful accounts:
  December 31, 1998....................      $ --          $   86         $ --         $   86
  December 31, 1999....................      $ 86          $  164         $ --         $  250
  December 31, 2000....................      $250          $1,041         $291         $1,000

CONCENTRATION OF CREDIT RISK

     Accounts receivable are typically unsecured and are due from customers primarily located in the United States. Many of GoTo's customers are in the Internet industry. Credit losses have generally been within management's expectations. At December 31, 2000 and 1999, no customer represented more than 10 percent of total accounts receivable.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Property and equipment consists of computer hardware, computer software, which includes costs incurred in the application development stage for computer software developed for internal use, and furniture and fixtures. Depreciation is provided using the straight-line method based upon estimated useful lives of the assets, which range from 18 months to five years. Equipment under capital leases and leasehold improvements are recorded at cost. Amortization is provided using the straight-line method over the shorter of the term of the related lease or estimated useful lives of the assets.

LONG-LIVED ASSETS

     The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). The Company assesses the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Accordingly, GoTo recorded an impairment charge on the goodwill and intangible assets from the acquisitions of Cadabra and AuctionRover of approximately $309.3 million (see
Note 7).

DEFERRED REVENUE

     Deferred revenue represents all payments received from customers in excess of revenue earned based on line-item clickthrough activity and will be recognized as actual clickthroughs occur.

INCOME TAXES

     Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation reserves against deferred tax assets are provided as necessary.

                                 GOTO.COM, INC.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     SFAS No. 123, "Accounting for Stock-Based Compensation," requires that stock awards granted subsequent to January 1, 1995 be recognized as compensation expense based on their fair value at the date of grant. Alternatively, a company may account for granted stock awards under Accounting Principles Board Opinion
(APB) No. 25 "Accounting for Stock Issued to Employees" (APB 25) and disclose pro forma income amounts, which would have resulted from recognizing such awards at their fair value. The Company has elected to account for stock-based compensation expense under APB 25 and make the required pro forma disclosures for compensation expense (see Note 4).

EARNINGS (LOSS) PER SHARE COMPUTATION

     Historical basic and diluted net loss per share is computed using the weighted average number of shares of common stock outstanding excluding the unvested portion of stock issued in connection with the exercise of such options subject to repurchase. The effect of outstanding stock options, convertible preferred stock and unvested stock are excluded from the calculation of historical diluted net loss per share for the periods presented as their inclusion would be antidilutive.

     Pro forma basic and diluted net loss per share is computed using the historical weighted average number of shares of common stock outstanding plus the weighted average number of shares resulting from the assumed conversion of all outstanding convertible preferred stock as though such conversion occurred at the beginning of the period or original date of issuance, if later. The effect of outstanding stock options and unvested stock are excluded from the calculation of pro forma diluted net loss per share for the periods presented as their inclusion would be antidilutive.

     Options to purchase approximately 6.5 million and 2.8 million shares of common stock were outstanding as of December 31, 2000 and 1999, respectively. In addition, as of December 31, 2000, there were approximately 2.5 million shares of unvested common stock outstanding that were issued in connection with the exercise of options and are subject to repurchase.

     The following table sets forth the computation of historical basic and diluted net loss per share and pro forma basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                                         YEAR ENDED DECEMBER 31
                                                    ---------------------------------
                                                      2000         1999        1998
                                                    ---------    --------    --------
Numerator:
  Net loss........................................  $(458,621)   $(29,262)   $(14,023)
                                                    =========    ========    ========
Denominator:
  Denominator for historical basic and diluted
     calculation -- weighted average shares.......     48,065      28,207      10,296
Weighted average effect of pro forma securities:
  Series A convertible preferred stock............         --         226         360
  Series B convertible preferred stock............         --       3,994       5,403
  Series C convertible preferred stock............         --       5,147       2,655
  Series D convertible preferred stock............         --         645          --
                                                    ---------    --------    --------
  Denominator for pro forma calculation...........     48,065      38,219      18,714
                                                    =========    ========    ========
Net loss per share:
  Pro forma basic and diluted net loss per
     share........................................  $   (9.54)   $  (0.77)   $  (0.75)
  Historical basic and diluted net loss per
     share........................................  $   (9.54)   $  (1.04)   $  (1.36)

                                 GOTO.COM, INC.

2. INCOME TAXES

     As a result of the net operating losses incurred since inception, no income tax provision has been recorded except for state minimum taxes of $800 for the years ended December 31, 2000, 1999 and 1998. The following is a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                              2000    1999    1998
                                                              ----    ----    ----
Statutory federal rate......................................  (34)%   (34)%   (34)%
State income taxes (net of federal benefit).................   (1)     (6)     (5)
Valuation allowance.........................................    3      36      37
Nondeductible expenses......................................   32       4       3
Other.......................................................   --      --      (1)
                                                              ---     ---     ---
                                                               --%     --%     --%
                                                              ===     ===     ===

     The components of the deferred tax assets and related valuation allowance at December 31, 2000 and 1999 are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           2000        1999
                                                         --------    --------
                                                            (IN THOUSANDS)
Net operating loss carryforwards.......................  $ 37,838    $ 16,739
Other..................................................       503         350
                                                         --------    --------
Deferred tax assets....................................    38,341      17,089
Valuation allowance....................................   (38,341)    (17,089)
                                                         --------    --------
                                                         $     --    $     --
                                                         ========    ========

     Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its deferred tax assets.

     At December 31, 2000, the Company had net operating loss carryforwards of approximately $98.6 million and $74.1 million available to reduce future federal and state taxable income, respectively, which expire beginning in the years 2017 through 2020 for federal and in 2005 to 2015 for state purpose. Under Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforwards can be limited based on changes in the percentage of ownership of the Company.

     Approximately $10.7 million of the valuation allowance for deferred tax assets relating to net operating loss carryforwards is attributable to employee stock option deductions, the benefit from which will be allocated to additional paid in capital, when and if subsequently realized.

3. STOCKHOLDERS' EQUITY

COMMON AND PREFERRED STOCK

     GoTo issued shares of its preferred stock as described below:

     In March 1998, GoTo issued a total of 471,111 shares of series A preferred stock to various investors at a purchase price of $0.45 per share.

     In May 1998, GoTo issued a total of 8,311,688 shares of series B preferred stock to various investors at a purchase price of $0.77 per share.

                                 GOTO.COM, INC.

     In July 1998, November 1998 and December 1998, GoTo issued a total of 10,710,348 shares of series C preferred stock to various investors at a purchase price of $2.076 per share.

     In April 1999, GoTo issued a total of 3,628,447 shares of series D preferred stock to various investors at a purchase price of $6.89 per share.

     As part of the series B preferred stock financing, Bill Gross, the Company's founder, paid a consultant 111,111 shares of the Company's common stock owned by him for services provided in connection with the series B preferred stock financing. The exchange of the founder's shares was recorded at the fair market value of the common stock, on the date of the exchange, as a contribution to capital and cost of the series B preferred financing.

     In June 1999, the Company completed its initial public offering and issued 6,900,000 shares of its common stock at a price to the public of $15.00 per share. The Company received approximately $94.8 million in cash, net of underwriting discounts, commissions and other offering costs. Simultaneously with the closing of the initial public offering, each outstanding share of series A, B, C and D preferred stock was automatically converted into one share of common stock.

     Upon completion of the Company's initial public offering the number of common and undesignated preferred shares authorized for issuance changed to 200,000,000 and 10,000,000, respectively.

     GoTo issued common stock in connection with its acquisitions during 2000 (see Note 7).

WARRANTS

     In September and November of 1998, the Company issued warrants in exchange for certain consulting services to purchase an aggregate of 63,272 shares of the Company's Common Stock at exercise prices ranging from $0.77 to $2.076 per share. In February 1999, the Company issued additional warrants in exchange for certain consulting and other services to purchase 41,699 shares of the Company's common stock at exercise prices ranging from $2.076 to $5.00 per share. The warrants were fully exercisable upon issuance and those warrants not exercised by the warrant holders for common stock prior to our initial public offering on June 18, 1999 were terminated. The deemed fair value of warrants issued in 1999 and 1998 was $180,000 and $90,000, respectively; these amounts were recorded in general and administrative expenses in the respective periods.

DEFERRED STOCK OPTION COMPENSATION

     The excess of the deemed fair value of the Company's common stock over the exercise price of options granted during the year ended December 31, 1999 and 1998 at the date of grant, adjusted for the return of unvested options or repurchase of restricted stock resulting from employee terminations, amounted to an aggregate of approximately $4.9 million and $2.5 million, respectively. The deemed fair value of the common stock was determined by the Company based on the selling prices of contemporaneous sales of each series of preferred stock considering the relative rights and privileges of each security, the stages of development of the Company's business and the inherent risks and perceived future potential of the Company at the time of grant or issuance. The typical vesting period of the options is 20%, 10% or zero immediately upon grant with the remaining balance vesting evenly either annually or quarterly over the following four years. The amortization of deferred compensation is charged to operations on a graded methodology basis over the vesting period of the options. During the year ended December 31, 2000 and 1999, deferred compensation amortization of approximately $1.4 million and $3.6 million, respectively, was recorded. At December 31, 2000 and 1999, deferred compensation of approximately $1.1 million and $2.6 million, respectively, was reflected as a reduction of stockholders' equity. The deferred compensation amortization relates only to stock options awarded to employees; the salaries and

                                 GOTO.COM, INC.

related benefits of these employees are included in the applicable cost of revenue or operating expense line item.

OTHER STOCK COMPENSATION

     The Company sold or issued 427,195 shares of common stock to various consultants during 1998 at prices less than the deemed fair value of the common stock on the day it was sold. The excess of the deemed fair value of the common stock on the day it was sold aggregating $280,000 was recognized as consulting expense.

4. STOCK PLAN AND STOCK PURCHASE PLAN

     The Company's 1998 Stock Plan provides for the granting of options for the purchase of up to 15.3 million shares of the Company's common stock, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2001 equal to the lesser of (i) 7.50 million shares, (ii) 5% of the outstanding shares on such date or (iii) a lesser amount determined by the Board. The increase for fiscal 2001 was determined to be approximately 2.6 million shares. Under terms of the plan, options may be granted to employees, nonemployee directors or consultants at prices not less than the fair value at the date of grant. Options granted to nonemployees are recorded at the value of negotiated services received. All options are immediately exercisable, however, shares issuable upon exercise of the option vest typically 20%, 10% or zero immediately upon grant of the option with the remaining balance vesting evenly either annually or quarterly over the following four years. The Company has the right to repurchase unvested shares issued upon exercise of the option.

     Information relating to the outstanding stock options is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                       SHARES        EXERCISE PRICE
                                                   --------------    --------------
                                                   (IN THOUSANDS)
Outstanding at December 31, 1997.................         115            $ 0.44
  Granted........................................       4,888              0.15
  Exercised......................................          --                --
  Canceled.......................................          (3)             0.15
                                                       ------
Outstanding at December 31, 1998.................       5,000              0.16
  Granted........................................       2,979             19.62
  Exercised......................................      (5,035)             0.37
  Cancelled......................................        (114)            11.58
                                                       ------
Outstanding at December 31, 1999.................       2,830             19.87
  Granted........................................       5,161             25.87
  Exercised......................................        (720)             2.11
  Cancelled......................................        (789)            36.27
                                                       ------
Outstanding at December 31, 2000.................       6,482            $24.66
                                                       ======

                                 GOTO.COM, INC.

     The following table summarizes information regarding options outstanding and options exercisable at December 31, 2000 (in thousands except per share data):

                                                          OUTSTANDING AND EXERCISABLE
                                                      ------------------------------------
                                                                    WEIGHTED
                                                                     AVERAGE      WEIGHTED
                                                                    REMAINING     AVERAGE
                                                       NUMBER      CONTRACTUAL    EXERCISE
              RANGE OF EXERCISE PRICES                OF SHARES       LIFE         PRICE
              ------------------------                ---------    -----------    --------
$ 0.15 - $ 11.6875..................................    2,132          8.7        $  5.39
                                                        =====          ===        =======
$12.00 - $ 14.56....................................    1,185          9.0        $ 12.74
                                                        =====          ===        =======
$14.88 - $ 34.50....................................    1,866          9.4        $ 25.27
                                                        =====          ===        =======
$35.71 - $ 68.31....................................    1,056          9.0        $ 56.71
                                                        =====          ===        =======
$80.11 - $108.25....................................      243          8.9        $107.98
                                                        =====          ===        =======
                                                        6,482
                                                        =====

     Options available for future grant totaled approximately 4.2 million and
0.7 million at December 31, 2000 and 1999, respectively. As of January 1, 2001 the Company added approximately 2.6 million options available for future grant in accordance with the Company's 1998 Stock Plan.

     The fair value of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              2000     1999     1998
                                                              -----    -----    -----
Risk free interest rate.....................................     5.0%     5.38%    5.14%
Expected lives (in years)...................................     3.0      2.5      4.0
Dividend yield..............................................    --       --       --
Expected volatility.........................................     0.80     0.80    --

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS 123, the Company would have incurred an additional compensation expense of approximately $22.8 million, $2.4 million and $51,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

                                                         YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      2000         1999        1998
                                                    ---------    --------    --------
                                                             (IN THOUSANDS)
Net loss, as reported.............................  $(458,621)   $(29,262)   $(14,023)
Pro forma net loss................................   (481,381)    (31,656)    (14,074)
Pro forma loss per share..........................     (10.02)      (0.83)      (0.75)
Pro forma historical basic and diluted loss per
  share...........................................  $  (10.02)   $  (1.12)   $  (1.37)

     Applying SFAS 123 in the pro forma disclosure may not be representative of the effects on pro forma net income (loss) for future years as options vest over several years and additional awards will likely be made each year.

     In April 1999, the Board of Directors also approved the establishment, upon the closing of the Company's initial public offering, of the 1999 Employee Stock Purchase Plan (1999 Purchase Plan). The 1999 Purchase Plan initially reserves 2,000,000 shares of common stock for future issuance which will increase annually by the lesser of 1,000,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board. The 1999 Purchase Plan provides for successive six month offering

                                 GOTO.COM, INC.

periods and allows eligible employees to participate in the plan through payroll deductions that will be used to purchase common stock at the end of each six month period for the lesser of 85% of the price of the common stock at the beginning or the end of the six month offering period.

5. RELATED PARTY TRANSACTIONS

     During 1997 and 1998, GoTo shared facilities and received certain management services including certain accounting, payroll processing, access to shared local area computer communications network, and general business insurance from Bill Gross' idealab!, which, with its affiliate, idealab! Holdings, L.L.C., is a significant stockholder of GoTo. Bill Gross' idealab! charged a management fee for the use of its facilities and the services provided. During 1998 and through January 1999, Bill Gross' idealab! provided certain payroll processing services for GoTo and charged a fee for those services. On February 1, 1999, GoTo entered into a lease with Bill Gross' idealab! for office space. GoTo also uses a shared local area computer communications network. In 1999, GoTo entered into a lease agreement with Bill Gross' idealab! for additional office space. The term of the agreement is from August 1999 through January 2000. The total management and leasing fee associated with both facilities was approximately $1.8 million, $364,000 and $229,000 during the years ended December 31, 2000, 1999 and 1998, respectively. From inception through March 1, 1998, Bill Gross, GoTo's founder and a principal of idealab! Holdings, L.L.C. and Bill Gross' idealab!, was the President and Chief Executive Officer of GoTo and received no compensation for his service. The value of these services was not material to the financial statements. During March 1998, certain stockholders provided temporary funding of $2.5 million to GoTo which carried no interest. In early May 1998 this funding was contributed to GoTo in return for series B preferred stock. In December 1999, GoTo terminated both leases in effect during 1999 and entered into an arrangement with Bill Gross' idealab! for approximately 58,000 square feet of office space. The term of the lease commenced on January 15, 2000 and will terminate on October 31, 2004 with total lease payments of approximately $7.1 million. Management believes these amounts are materially representative of the fair value of services recorded.

     During 2000, GoTo recorded approximately $377,000 of search listing advertising revenue from Bill Gross' idealab!, which, with its affiliate, idealab! Holdings, L.L.C., is a significant stockholder of GoTo. During 2000, GoTo also recorded approximately $143,000 of search listing and banner revenue from Cadabra. Cadabra began listing on GoTo on December 17, 1999 and ceased advertising on GoTo on January 13, 2000. On January 31, 2000, GoTo acquired Cadabra (see Note 7). Management believes these amounts are materially representative of the fair value of advertising services provided.

                                 GOTO.COM, INC.

6. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases office space under operating lease agreements expiring through October 2005. The future minimum lease payments under non-cancelable operating leases and present value of future minimum capital lease payments are as follows (in thousands):

                                                            OPERATING    CAPITAL
                                                              LEASE       LEASE
                                                            ---------    -------
2001......................................................   $2,495       $836
2002......................................................    2,120        104
2003......................................................    1,731          2
2004......................................................    1,496         --
2005......................................................       74         --
                                                             ------       ----
Total minimum lease payments..............................   $7,916        942
                                                             ======
Less amount representing interest.........................                 (73)
                                                                          ----
                                                                          $869
                                                                          ====

     Total rent expense was approximately $2.0 million, $504,000 and $116,000 during the years ended December 31, 2000, 1999 and 1998, respectively.

EQUIPMENT FINANCING ARRANGEMENT

     At December 31, 2000, the Company had a line of credit arrangement with a leasing institution that provides for a capital equipment lease line of up to a maximum of $1,500,000. The terms of the agreement include a requirement for the Company to keep an unrestricted cash balance of no less than $1.0 million at any time. The Company was in compliance as of December 31, 2000 and 1999. Under this agreement, $117,000 was available for future financing transactions at December 31, 2000.

LETTER OF CREDIT

     In August 2000, GoTo entered into a 19-month agreement under which America Online (AOL) will display GoTo's listings on the search results page of AOL, AOL.com and Netscapes's Netcenter. The agreement calls for a guaranteed payment by GoTo of $50 million over the term of the agreement. As part of the guaranteed payment, GoTo issued to AOL a letter of credit for the benefit of AOL, in the amount of $5 million. In order to secure the letter of credit, GoTo has an investment of approximately $5.6 million, which is restricted until the termination of the letter of credit in March 2002.

AFFILIATE COMMITMENTS

     The Company is obligated to make guaranteed payments totaling approximately $38.8 million, $16.4 million and $12.3 million in 2001, 2002 and 2003, respectively, under contracts to provide search services to its affiliates.

LITIGATION

     On May 25, 2000, GoTo settled its trademark infringement lawsuit against The Walt Disney Company. Pursuant to a settlement agreement, Disney paid GoTo $21.5 million, which is included in other income, and Disney has also agreed to permanently discontinue its use of the disputed Go Network logo and the replacement logo. GoTo will continue to use the logo it has used since 1997. In addition, Disney agreed to dismiss its counterclaim against GoTo.

                                 GOTO.COM, INC.

     On November 3, 2000 GoTo was served with a summons and complaint by MercExchange, L.L.C. alleging patent infringement relating to GoTo's auction and shopping services. The action is pending in the U.S. District Court in the Eastern District of Virginia. GoTo is currently investigating the merits of this claim. See Note 8.

7. ACQUISITIONS

Cadabra

     On January 31, 2000, GoTo acquired Cadabra, an online comparison shopping service. Pursuant to the Agreement and Plan of Reorganization, GoTo acquired all of the outstanding shares of capital stock and assumed all outstanding options to acquire shares of capital stock of Cadabra, for $8.0 million in cash and 3,283,672 shares of GoTo common stock, including 214,833 shares to be issued upon the exercise of options assumed by GoTo. The acquisition was accounted for as a purchase. Under the purchase method of accounting, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as determined by GoTo at the date of the acquisition. The operations of Cadabra have been included in our results of operations since the date of the acquisition. The total purchase price of the acquisition was approximately $263.1 million and consisted of cash of $8.0 million; GoTo common stock of $252.5 million valued at the closing price of GoTo's common stock on the date the exchange ratio was set, net of expected proceeds from the exercise of Cadabra stock options assumed by GoTo; and acquisition costs of $2.6 million, primarily for investment banking, legal and accounting costs. Of the purchase price, $7.6 million was assigned to in-process research and development which was expensed immediately following the consummation of the acquisition, $6.0 million was assigned to the value of purchased technology and other intangibles and will be amortized on a straight-line basis over three years and $4.4 million was allocated to the net tangible assets. The excess purchase price over the estimated fair value of the assets acquired and liabilities assumed has been allocated to goodwill in the amount of $245.1 million and was scheduled to be amortized on a straight-line basis over three years. The projects identified as in-process research and development were those that were underway at the time of the acquisition, that required additional effort to establish technological feasibility, had no alternative future use and were expected to add features that would enhance the operating capabilities of the service. At the acquisition date, these projects were approximately 80% complete. GoTo completed these projects in the third quarter of 2000, incurring additional costs of approximately $1.2 million to do so. To determine the value of in-process research and development, the expected future cash flows, including costs to reach technological feasibility, were discounted at an after-tax rate of 25%, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. GoTo obtained an independent appraisal to derive the purchase price allocation.

AuctionRover

     On May 3, 2000, GoTo acquired AuctionRover, an online resource for auctions. Pursuant to the Agreement and Plan of Reorganization, GoTo acquired all of the outstanding shares of capital stock and assumed all outstanding options to acquire shares of capital stock of AuctionRover for 3,470,588 shares of GoTo common stock, including 521,408 shares to be issued upon the exercise of options assumed by GoTo. The acquisition was accounted for as a purchase. The operations of AuctionRover have been included in GoTo's results of operations since the date of acquisition. Based on the price of GoTo common stock on the date the exchange ratio was set, the purchase price was valued at approximately $174.2 million, which consisted of GoTo common stock of $173.7 million, net of expected proceeds from the exercise of stock options assumed by GoTo and including acquisition costs of approximately $500,000 for legal and accounting services. The purchase price was determined by arms-length negotiations between the parties. Timothy Draper, who was a director GoTo at the time of the AuctionRover acquisition, is

                                 GOTO.COM, INC.

affiliated with certain entities that were principal stockholders of AuctionRover. Of the purchase price, $6.7 million was assigned to the value of purchased technology and other intangible assets and amortized on a straight-line basis over three years and $600,000 was allocated to the net tangible assets. The excess purchase price over the estimated fair value of the assets acquired and liabilities assumed has been allocated to goodwill in the amount of $167.0 million and was scheduled to be amortized on a straight-line basis over three years. GoTo assumed a line of credit with an outstanding balance of approximately $700,000, which GoTo paid off in the second quarter of 2000.

     The following unaudited pro forma financial information presents the combined results of operations of GoTo, Cadabra and AuctionRover as if the acquisitions had occurred as of the beginning of each period presented, after giving effect to certain adjustments, including amortization of goodwill and intangible assets, but excludes the non-recurring charge for the write-off of in-process research and development associated with the Cadabra acquisition. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had GoTo, Cadabra and AuctionRover constituted a single entity during such periods (in thousands).

                                                YEAR ENDED           YEAR ENDED
                                             DECEMBER 31, 2000    DECEMBER 31, 1999
                                             -----------------    -----------------
Revenue....................................      $ 102,927            $  27,057
Net loss...................................       (346,773)            (171,412)
Pro forma net loss per share...............          (7.10)               (4.07)
Historical net loss per share..............      $   (7.10)           $   (5.33)

     During the fourth quarter of 2000 and in accordance with SFAS 121, management identified certain conditions as indicators of asset impairment related to the net assets resulting from the acquisitions of Cadabra and AuctionRover. These indicators included:

     1. The significant declines in the valuations of public companies operating in the Internet space.

     2. Management's re-evaluation of its strategies and fit for these business lines.

     3. A significant decrease in the stock price of GoTo compared to the purchase price of these acquisitions.

     4. Management's decision to decrease its investment in these business lines.

     In accordance with SFAS 121, an impairment loss should be measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The estimate of fair value shall consider selling prices or fair values for similar assets and the results of valuation techniques (e.g., discounted cash flows) as well as other strategic and market factors to the extent available in the circumstances. Management has estimated the fair value of the net assets acquired, based on discounted future cash flows as well as strategic and market factors, to be below the carrying values of goodwill and intangible assets. Accordingly, GoTo took a charge to operations during the fourth quarter of 2000 for approximately $309.3 million, to write down these assets. An additional factor considered by management was the difficulty in estimating future cash flows for the comparison-shopping business line and the Internet auctions business line because they are still in their infancy. It is possible that the ultimate realizability of the assets of these business lines could differ from these estimates in the near term.

     Currently GoTo intends to exit the comparison shopping business and accordingly GoTo is evaluating strategic alternatives. GoTo is also currently evaluating strategic alternatives for GoTo Auctions, including an equity partner or the possibility of a sale of this portion of our business.

                                 GOTO.COM, INC.

SearchUP

     On October 25, 2000, GoTo acquired substantially all the assets of SearchUP, which did not have significant business operations. Pursuant to the Asset Purchase Agreement, GoTo acquired SearchUP's operational Web site, registered URLs, trademarks and patent on its URL Position Manager. The acquisition was accounted for as a purchase. The total purchase price was approximately $3.5 million and was determined by the closing price of GoTo's common stock on the purchase date. GoTo allocated the purchase price to the intangible assets acquired based on their estimated fair values as determined by GoTo. It is anticipated that such amounts will be amortized on a straight-line basis over three years.

8. SUBSEQUENT EVENT

     On November 3, 2000, GoTo was served with a summons and complaint by MercExchange, L.L.C., alleging patent infringement relating to GoTo's online auction and shopping services. On June 1, 2001, GoTo entered into a settlement agreement and release with MercExchange, under which MercExchange agreed to dismiss the litigation in exchange for a cash payment, the amount of which was paid from the escrow funds created in connection with GoTo's acquisitions of AuctionRover and Cadabra. In addition, legal fees and other expenses paid by GoTo to defend this litigation were reimbursed to GoTo from the escrow funds.

                                [GOTO.COM LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions which will be paid equally by GoTo and Bill Gross' idealab! in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $ 47,000
NASD filing fee.............................................    19,000
Nasdaq National Market listing fee..........................    20,000
Printing and engraving costs................................   150,000
Legal fees and expenses.....................................   450,000
Accounting fees and expenses................................   100,000
Blue Sky fees and expenses..................................     5,000
Transfer Agent and Registrar................................    10,000
Miscellaneous expenses......................................    99,000
                                                              --------
          Total.............................................  $900,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article V of GoTo's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of GoTo's Bylaws provides for the indemnification of any of GoTo's officers, directors and third parties acting on behalf of GoTo, if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of GoTo and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     GoTo has entered into indemnification agreements with its directors and certain officers, in addition to indemnification provided for in its Bylaws, and intends to enter into indemnification agreements with any new directors and certain new officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of GoTo and its executive officers and directors, and by GoTo of the underwriters and the selling stockholder for certain liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

EXHIBIT
 NUMBER
--------
 1.1***       Form of Underwriting Agreement.
 4.1**        Specimen Common Stock Certificate.
 4.2*         idealab! Stockholder Agreement dated March 3, 2000 between
              GoTo and Bill Gross' idealab!.
 5.1***       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation.
23.1          Consent from Ernst & Young LLP.
23.2          Consent from Frank, Rimerman & Co. LLP.
23.3***       Consent of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation (included in Exhibit 5.1).
24.1          Power of Attorney (on page II-4).

---------------
* Previously filed as an Exhibit to the Registrant's Form 10-K filed on March 16, 2000 and incorporated by reference herein.

** Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-76415) and incorporated by reference herein.

*** To be filed by amendment.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by
     Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on June 6, 2001.

                                      GOTO.COM, INC.

                                      By:           /s/ TED MEISEL
                                         ---------------------------------------
                                                       Ted Meisel
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Ted Meisel and Todd Tappin, each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments and any amendments or abbreviated registration statements increasing the amount of securities for which registration is being sought) to this Registration Statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                    TITLE                          DATE
               ---------                                    -----                          ----

            /s/ TED MEISEL                 President, Chief Executive Officer and       June 6, 2001
---------------------------------------    Director (Principal Executive Officer)
             (Ted Meisel)

            /s/ TODD TAPPIN                  Chief Financial Officer (Principal         June 6, 2001
---------------------------------------              Financial Officer)
             (Todd Tappin)

         /s/ ROBERT M. KAVNER                Chairman of the Board of Directors         June 6, 2001
---------------------------------------
          (Robert M. Kavner)

                                                          Director
---------------------------------------
            (Steve Alesio)

         /s/ JEFFREY S. BREWER                            Director                      June 6, 2001
---------------------------------------
          (Jeffrey S. Brewer)

           /s/ WILLIAM ELKUS                              Director                      June 6, 2001
---------------------------------------
            (William Elkus)

           /s/ WILLIAM GROSS                              Director                      June 6, 2001
---------------------------------------
            (William Gross)

       /s/ LINDA FAYNE LEVINSON                           Director                      June 6, 2001
---------------------------------------
        (Linda Fayne Levinson)

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER
-------
 1.1***     Form of Underwriting Agreement.
 4.1**      Specimen Common Stock Certificate.
 4.2*       idealab! Stockholder Agreement dated March 3, 2000 between
            GoTo and Bill Gross' idealab!.
 5.1***     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation.
23.1        Consent from Ernst & Young LLP.
23.2        Consent from Frank, Rimerman & Co. LLP.
23.3***     Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included in Exhibit 5.1).
24.1        Power of Attorney (on page II-4).

---------------
* Previously filed as an Exhibit to the Registrant's Form 10-K filed on March 16, 2000 and incorporated by reference herein.

** Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (Commission File No. 333-76415) and incorporated by reference herein.

*** To be filed by amendment.